FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica – 2010 Third quarter financial results	2

Quarterly results
January — September 2010

• TELEFÓNICA GROUP
Market Size	2
Consolidated Results	4
Financial Data	10

• RESULTS BY REGIONAL BUSINESS UNITS
• Telefónica España	17
• Wireline Business	19
• Wireless Business	21

• Telefónica Latinoamérica	27
• Brazil	29
• Argentina	32
• Chile	34
• Peru	37
• Colombia	39
• México	42
• Venezuela	43
• Central America	44
• Ecuador	45

• Telefónica Europe	55
• Telefónica O2 UK	56
• Telefónica O2 Germany	58
• Telefónica O2 Ireland	59
• Telefónica O2 Czech Republic	60

• Other Companies	69
• Atento Group	69

• ADDENDA	71
Key Holdings of the Telefónica Group and its Subsidiaries	71
Significant Events	72
Changes to the Perimeter	73
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — September 2010 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
(Data in thousands accesses)
January — September 2010 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	September
	2010	2009	% Chg

Final Clients Accesses	277,414.0	264,754.0	4.8
Fixed telephony accesses (1)	41,475.0	41,446.9	0.1
Internet and data accesses	18,361.6	14,941.0	22.9
Narrowband	1,491.7	1,566.5	(4.8)
Broadband (2)	16,707.9	13,211.3	26.5
Other (3)	161.9	163.2	(0.8)
Mobile accesses	214,852.2	205,883.1	4.4
Prepay	148,077.7	148,041.1	0.0
Contract	66,774.5	57,841.9	15.4
Pay TV	2,725.3	2,483.0	9.8

Wholesale Accesses	4,404.8	3,878.4	13.6
Unbundled loops	2,422.7	2,074.1	16.8
Shared ULL	296.7	500.0	(40.7)
Full ULL	2,126.0	1,574.1	35.1
Wholesale ADSL (4)	621.4	441.5	40.7
Other (5)	1,360.7	1,362.8	(0.2)

Total Accesses	281,818.8	268,632.4	4.9

Notes:

•
Year-on year changes are affected by the disconnection of inactive customers in December 2009 and in the second quarter of 2010, as well as the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July 1st, 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes ULL rented by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
January — September 2010 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts have been excluded from the operating results for each Group region. At the same time, the impacts derived from projects managed at a centralized level are included at a regional level. In any case, these effects do not have an impact on consolidated results.
In line with this reorganisation, Telefónica has included in Telefónica España, Telefónica Latinoamérica and Telefónica Europe all the information related to the fixed, mobile, cable, Internet and pay tv businesses, in accordance with its geographic allocation. The “Other companies” heading includes the Atento Business and other holding companies and eliminations in the consolidation process.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Spain, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this market and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment — , from the first quarter of 2010 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica España, providing breakdown by business only at a revenue level. The Company will continue to report all the operating metrics previously reported.
With regard to financial results, it is worth mentioning that during 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that according to International Financial Reporting Standards (IFRS) led to consider it as hyperinflationary from January 1st, 2009. As a result, the financial results of Telefónica Group and, therefore, those of Telefónica Latinoamérica and the Atento Group published related to the fiscal year 2009 were restated taking into consideration the above mentioned effects.
Definitions
Organic growth: In financial terms, it assumes constant exchange rates as of the same period of the previous year (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009 (after being removed from the consolidation perimeter in January 2010), Manx Telecom in July-September 2009 (after being removed from the consolidation perimeter in July 2010), and includes Tuenti in the period August-September 2009. OIBDA and OI figures do not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal and from the remeasuring of the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (third quarter of 2010). Figures exclude hyperinflationary accounting in Venezuela in both years. CapEx excludes the spectrum acquisition in Germany in Q2 10 and in Mexico in Q3 10. In terms of accesses, the following are excluded: those at Hansenet, those at Medi Telecom (following its disposal in the fourth quarter of 2009), and those at Manx Telecom as of July 2010. At the same time, organic net additions exclude accesses disconnections made in the second quarter of 2010.
Growth ex-regulatory impacts: The impact from MTR cuts is excluded.
Growth in comparable terms in Spain: Excludes changes to the consolidation perimeter. Therefore, it includes Tuenti in August-September 2010. And excludes the impact from following effects: Universal Service: +56 million euros in revenue and +18 million euros in OIBDA in the third quarter of 2010 and +75 million euros in revenue and +22 million euros in OIBDA in the first quarter of 2009; capital gains: +0.4 million in OIBDA in the first quarter of 2009 and +0.1 million euros in OIBDA in the third quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: +17 million euros in revenue and +0.7 million euros in OIBDA in the first quarter of 2009, +16 million euros in revenue and +0.6 million euros in OIBDA in the second quarter of 2009 and +15 million euros in revenue and 1 million euros in OIBDA in the third quarter of 2009; revision of estimates made prior to 2009 related to personnel commitments: +90 million euros in OIBDA in the second quarter of 2009; TV Tax: -38 million euros in OIBDA in the first quarter of 2010, -35 million euros in OIBDA in the second quarter of 2010 and -10 million euros in OIBDA in the third quarter of 2010: sale of applications rights: +52 million euros in revenue and OIBDA in the third quarter of 2010 and +48 million euros in revenue and OIBDA in the third quarter of 2009; and recovery of bad debts: +20 million euros in OIBDA in the third quarter of 2010.
January — September 2010 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
Growth in comparable terms in Europe: Assumes constant exchange rates (average of January-September 2009) and excludes HanseNet (since mid February 2010), JaJah (January-September 2010) and Manx Telecom (July-September 2009). OIBDA also excludes capital gain from the sale of Manx Telecom in the second quarter of 2010 and CapEx excludes the acquisition of spectrum in Germany in the second quarter of 2010. Additionally, it excludes 1) restructuring costs of 228 million euros in the year to September 2010 (205 million in the third quarter of 2010, from which 202 million were allocated in Germany) and 42 million euros in the year to September 2009 (39 million euros in the third quarter of 2009, from which 28 million euros and 7 million euros were allocated in UK and Germany, respectively), 2) Universal Service Obligation in the Czech Republic (2009: 6 million euros in the nine months and 3 million euros in the third quarter, 2010: 1 million euro in the nine months and 0.4 million euros in the third quarter), 3) real estate gains in the Czech Republic (13 million euros, mainly booked in the first quarter of 2009) and 4) the proceeds from the settlement agreement with T-Mobile in the Czech Republic, mainly booked in the second quarter of 2009 (39 million euros).
Average total debt: average balance as of September 2010 of the items included in the “Net financial debt and commitments” table.
The results achieved during the first nine months of 2010 are in line with the trends forecasted by the Company, with growth accelerating steadily since the beginning of the year and reflecting the priorities set for the year as a whole.
The solid revenue performance reflects the sharp increase in commercial activity registered by the Group’s operators across all their markets, with the total number of accesses rising to 281.8 million, which represents organic growth of 7.1% versus the end of September 2009 (reported growth of 4.9%). By region, of particular note are the expansion of the customer base at Telefónica Latinoamérica (+9.4% year-on-year) and Telefónica Europe (+5.8% year-on-year organic; +13.8% reported).
The increased commercial drive resulted in year-on-year growth in gross additions of 15.3% during the first nine months of 2010. At the same time, customer loyalty programmes and the commitment to improve quality have kept the churn rate stable year-on-year at 2.3% during the first nine months of the year. As a result, the Company registered net additions over the nine-month period through to September of 17.4 million accesses (13.5 million in organic terms; 1.7 times the net additions recorded in the same period of 2009), having captured 4.1 million new accesses in the third quarter.
By access type:
•
Mobile accesses at the Telefónica Group stood at 214.9 million at the end of September, a year-on-year organic growth of 9.2% (+4.4% reported). Organic net additions since the beginning of the year reached 12.7 million accesses, 1.5 times those recorded during the same period of 2009 (+3.9 million accesses in the third quarter).

Once again, the focus on higher-value customers has been reflected in a significant increase in contract net additions, which accounted for 64% of total organic net additions in the quarter (34% in the same quarter last year), and for 58% of the accumulated nine-month figure (42% in January-September 2009). This has left a total of 66.8 million contract customers (+15.9% year-on-year in organic terms), which represents 31% of the Group’s total mobile accesses (+3 percentage points year-on-year organic).
Meanwhile, the strong take-up of smartphones and dongles together with the launching of new and more segmented price schemes is enabling the Group to increase its number of mobile broadband accesses to more than 19 million by the end of September 2010 (+73.4% year-on-year), a figure that represents a penetration over the total mobile access base of 9% versus 5% at the end of September 2009.
•
Retail fixed broadband accesses reached a total of 16.7 million, with organic net additions of 1.1 million accesses since the beginning of the year (3.2 million reported). This represents an organic year-on-year increase of 10.7% (+26.5% reported), a significant acceleration versus the growth rate recorded at the end of June (+9.2%), driven by the improvement in quarterly net additions in Latin America (267 thousand accesses versus a net loss of accesses in the third quarter of 2009) and the growing activity in Germany (net additions were 3.6 times greater than in the previous quarter) and Spain (net additions rose 24.4% quarter-on-quarter).

January — September 2010 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
Bundles of voice, broadband and television services remains key to Group strategy and churn control. In Spain, 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package, while in Latin America the figure is 57%.
•	The number of pay-TV accesses stood at 2.7 million at the end of September, a 7.0% increase in organic terms on September 2009 (+9.8% reported).
•
Fixed telephony accesses totalled 41.5 million and continued to post a better year-on-year organic performance like in previous quarters (-4.1% to September, -4.7% to June, and -5.3% to March). In reported terms, the number of accesses remained stable (+0.1%).

On the back of the increased commercial activity, revenues rose to 44,280 million euros in the first nine months of 2010, thereby consolidating the acceleration in growth observed since the beginning of the year. As a result, revenue growth stood at 6.0% year-on-year in the first nine months of the year and at 7.3% year-on-year in the quarter. Foreign exchange rates added 2.3 percentage points despite the sharp devaluation in the Venezuelan Bolivar, while changes in consolidation accounted for 1.2 percentage points of the nine-month growth.
The Company continues to further increase revenue diversification, and Telefónica España now accounts for just 32% of Group revenues, with 67% coming from Telefónica Latinoamérica and Telefónica Europe.
Revenue growth also accelerated in organic terms, to 2.5% year-on-year in the first nine months of the year compared with 2.0% during the first half. Stripping out regulatory impacts, organic growth in revenues would be 3.7% versus the first nine months of 2009.
It is worth highlighting the sustained pace of year-on-year revenue growth at Telefónica Latinoamérica and Telefónica Europe, which accounted for 2.7 and 0.9 percentage points of the organic growth in consolidated revenues respectively, and offset the lower contribution from Telefónica España (-1.4 percentage points).
Consolidated operating expenses amounted to 28,635 million euros in the first nine months of the year, 6.1% more than in the same period of 2009 in organic terms (+10.8% in reported terms). Breakdown by component:
•
Supply costs rose 4.4% year-on-year to September, reaching 12,696 million euros. In organic terms, supply costs increased by 0.6% year-on-year, mainly due to increased handset costs at Telefónica Latinoamérica, and partially offset by lower mobile interconnection costs at Telefónica España and Telefónica Europe.

•
Personnel expenses amounted to 5,965 million euros in the first nine months, which represented organic growth of 14.4% year-on-year (+19.2% in reported terms). It is important to bear in mind that in the first nine months of 2009 the Company revised its estimates made in previous years relating to workforce commitments mainly at Telefónica España, which were recognised as lower costs, and that the 2010 figure includes restructuring costs, mainly relating to Telefónica Europe (202 million euros in Germany in the third quarter).

The average number of employees over the first nine months was 264,668 (+10 thousand versus September 2009), mainly due to the larger workforce at the Atento Group. Excluding Atento, Telefónica Group’s average workforce rose 1% year-on-year to 126,591.
•
Subcontract expenses amounted to 8,457 million euros in the first nine months, a 10.9% growth in organic terms on the same period last year (+17.7% reported). This performance is largely due to the higher commercial efforts in the three regions and increased network and systems management expenses at Telefónica Latinoamérica.

January — September 2010 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
At the same time, as part of the Telefónica Group’s strategy to launch global projects, it is important to highlight the positive impact of centralising processes, which over the first nine months of 2010 amounted to 161 million euros in terms of revenues and 153 million euros in OIBDA.
Gains on sales of fixed assets in the first nine months of 2010 totalled 3,944 million, and were mainly the result of the positive impact of the revaluation of our previously held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter) on the one hand, and of the disposal of Manx Telecom at the end of June on the other (the latter led to a capital gain of 61 million euros).
This left nine-month OIBDA at 20,368 million euros, up 22.5% year-on-year, after recording a 65.3% rise in the third quarter due to the significant gains on sales of fixed assets mentioned above. Foreign exchange rates explained 1.1 percentage points of this change, while changes to the consolidation perimeter accounted for 0.5 percentage points. Reported OIBDA margin reached 46.0% for the January-September period (+6.2 percentage points year-on-year).
In organic terms, OIBDA declined 2.3% year-on-year in the first nine months of 2010, in line with the first-half performance and negatively impacted by the lower OIBDA at Telefónica España and by restructuring costs registered in Germany during the third quarter (202 million euros). Stripping out the latter impact, the OIBDA trend since the beginning of the year is in line with the Company’s internal forecasts, which pointed to a gradual acceleration of OIBDA over the course of the year. The negative impact of regulatory measures and non-recurrent items accounted for 2.8 percentage points of the year-on-year change in OIBDA registered over the first nine months. In organic terms, the OIBDA margin would decrease 1.9 percentage points compared with the nine-month period last year (-1.4 percentage points after stripping out the restructuring costs in Germany).
By region, Telefónica Latinoamérica is the Group’s main driver at the OIBDA level, with organic growth of 4.8% versus September 2009, recording an improved performance versus the first half (+3.9% to June).
Telefónica España, meanwhile, continues to reduce its contribution to Group OIBDA to 40% for the first nine months (excluding the positive impact from the revaluation of our previously held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom), following a 5.9% drop year-on-year on comparable terms (-7.9% reported), impacted by current adverse economic conditions and the higher commercial activity.
Depreciation and amortisation in the first nine months of 2010 reached 6,744 million euros, up just 1.2% year-on-year. In organic terms, they were down 5.9% year-on-year, due to the decline recorded at Telefónica España and Telefónica Latinoamérica.
As a result, operating income (OI) for the January-September period totalled 13,624 million euros, 36.8% up on the same period of 2009 in reported terms (+0.1% organic growth).
Nine-month profits from associates reached 68 million euros, for a year-on-year growth rate of 43.6%, which is due mainly to the improved results from the Company’s stake in Telco S.p.A. The performance during the third quarter (-5 million euros versus +17 million euros last year) reflects the deconsolidation of Portugal Telecom as of June 2010 and also the impact of the depreciation of the Price Purchase Allocation resulting from the acquisition of the stake in China Unicom.
Net Financial Results up to September 2010 amounted to 1,974 million euros (-13.2% year-on-year), explained mainly by:
•	Changes in the foreign exchange gains and losses up to September 2010 with respect to the same period last year yielded a lower expense of 103 million euros.
•
Interest rate drops during the year, changes of the actual value of commitments derived mainly from the pre-retirement plans, other financial operations and the change in the Group’s debt volume have yielded a lower expense of 142 million euros.

January — September 2010 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
•	Changes in Venezuela’s hyperinflation effect yielded a lower expense of 245 million euros.
•
The 191 million euros expense is due to the transfer of the difference in market value of our stake in BBVA, from equity to financial results, which continues to be registered as financial investments available for sale.

Net financial expenses up to September 2010 amounted to 1,783 million euros (excluding the -191 million euros previously mentioned), a cost of 5.0% over total average debt of 47,609 million euros.
Free cash flow generated by the Telefónica Group up to the end of September 2010 reached 5,110 million euros, of which 2,938 million euros were assigned to Telefónica S.A. dividend payment, 802 million euros to the acquisition of Telefónica treasury shares and 612 million euros to commitment cancellations derived mainly from the pre-retirements plans. In addition, there was a net payment of 5,170 million euros due to financial investments and divestments in the period (mainly related with the acquisition of the 50% stake in Brasilcel owned by Portugal Telecom, and the acquisition of Hansenet). As a result, net financial debt increased by 4,413 million euros. In addition, net debt increased by an additional 6,540 million euros of which 2,411 million euros are due to foreign exchange impact and 4,129 million euros are due to changes in the consolidation perimeter and other effects on financial accounts. All this has led to an increase of 10,953 million euros with respect to the net financial debt at the end of 2009 (43,551 million euros), leaving the final figure in September 2010 at 54,504 million euros.
The leverage ratio, net debt over OIBDA (including 100% of Vivo’s OIBDA in the first nine months of the 2010 annualized linearly, and excluding gains on sale of fixed assets), stood at 2.4x at September 2010.
During the first nine months of 2010, the financing activity of the Telefónica Group, excluding short term Commercial Paper Programmes activity, rose to 14,625 million equivalent euros considering foreign exchange rates at the end of September, with the main objective of financing in advanced 2011 debt at the holding level and finance the acquisition of 50% of Brasilcel. It is worth mentioning the syndicate facility for a value 8,000 million euros signed in July, 5,000 million of those maturing in 2013 to finance the Brasilcel deal, and 3,000 million maturing in 2015 to pay back banking debt maturing in 2011. Telefónica has also been very active in the bond markets: two bond issuances in the euro market, a 5 year bond issue for an amount of 1,400 million raised in March and a 7 year 1,000 million raised in September, and the US dollar-denominated bond issue for an amount of 3,500 million dollars raised in April, distributed in three tranches: 3 year $1,200 millions, 5 year $900 millions and a 10 year tranche of $1,400 millions. It is also worth mentioning the loan facility for telecom equipment purchases for an amount of nearly 500 million dollars with the guaranty of the Swedish Export Credit Agency (EKN) signed in February.
During the first nine months of the year, we have proceeded to pay back banking debt (syndicate facility) maturing in 2011 for an amount of 5,200 million euros.
Telefónica S.A. and its holding companies have continued active during the first nine months of the year under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of approximately 1,260 million euros at September.
Regarding Latin America, Telefónica’s subsidiaries have tapped the capital markets up to September for an amount above 1,300 million equivalent euros, mainly for refinancing 2010 maturities. To highlight the Mexican peso bond issuance launched in July in two tranches, a 10 year 2,000 million and a 4 year 4,000 million bond issue.
At the end of September 2010, bonds and debentures represented 61%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 39% weight.
Corporate income taxes for the first nine months stood at 2,730 million euros, and included 321 million euros of fiscal effects relating to the positive impact from the revaluation of our previously held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom.
January — September 2010 Results Telefónica 8

TELEFÓNICA GROUP
Consolidated Results
Losses attributable to minority interests reduced the net income figure by 153 million euros during the nine-month period through to September 2010 (-111 million euros over the same period in 2009), and related mainly to minority interests in the profits of Vivo, Telesp, Telefónica O2 Czech Republic, and to the losses at Telefónica Telecom.
The result of all the above was a consolidated net income for January-September 2010 of 8,835 million, 65.6% higher year-on-year. The main drivers behind this performance were: i) the positive net impact from the revaluation of our previously held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,476 million euros); and, ii) the negative effects of the restructuring costs in Germany during the third quarter (202 million euros) and the transfer of the difference in market value of our stake in BBVA, from equity to financial results (191 million euros). Basic earnings per share stood at 1.95 euros (+66.6% year-on-year).
Capital Expenditure (CapEx), excluding spectrum acquisitions, stood at 4,851 million euros for the first nine months, rising 5.9% on the same period of 2009 in organic terms (+11.1% in reported terms). The Company continues to focus its investments on growth and transformation projects (76% of total investment, excluding spectrum acquisitions), fostering the development of broadband services (both fixed and wireless).
It should be highlighted that in May Telefónica O2 Germany invested 1,379 million euros in additional spectrum. Similarly, and more recently, Telefónica Móviles Mexico has also acquired more spectrum and renewed licences, recording spectrum investments of 1,010 million euros in the first nine months of the year. As a result, CapEx through to September, including investment in spectrum, reached 7,241 million euros.
Operating cash flow (OIBDA -CapEx) for January-September 2010 reached 13,127 million euros (+7.1%). In organic terms, and stripping out spectrum acquisitions, operating cash flow would decline 5.2% year-on-year.
The increases in cash flow at both Telefónica Latinoamérica (organic growth of 3.2%) and at Telefónica Europe (+14.0% in comparable terms) are to be highlighted. Operating cash flow at Telefónica España dropped 9.7% in comparable terms.
January — September 2010 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2010	2009	% Chg		2010	2009	% Chg

Revenues	44,280	41,755	6.0		15,227	14,190	7.3
Internal exp capitalized in fixed assets	519	483	7.4		185	164	12.5
Operating expenses	(28,635)	(25,835)	10.8		(9,872)	(8,774)	12.5
Supplies	(12,696)	(12,157)	4.4		(4,363)	(4,133)	5.5
Personnel expenses	(5,965)	(5,005)	19.2		(2,172)	(1,747)	24.3
Subcontracts	(8,457)	(7,187)	17.7		(2,846)	(2,410)	18.1
Bad Debt Provisions	(604)	(664)	(9.1)		(170)	(232)	(26.8)
Taxes	(913)	(823)	10.9		(321)	(250)	28.2
Other net operating income (expense)	218	214	2.0		73	128	(42.6)
Gain (loss) on sale of fixed assets	3,944	18	n.m.		3,844	20	n.m.
Impairment of goodwill and other assets	42	(10)	c.s.		5	(5)	c.s.
Operating income before D&A (OIBDA)	20,368	16,625	22.5		9,463	5,724	65.3
OIBDA margin	46.0%	39.8%	6.2	p.p.	62.1%	40.3%	21.8	p.p.
Depreciation and amortization	(6,744)	(6,663)	1.2		(2,295)	(2,256)	1.8
Operating income (OI)	13,624	9,962	36.8		7,167	3,469	106.6
Profit from associated companies	68	47	43.6		(5)	17	c.s.
Net financial income (expense)	(1,974)	(2,273)	(13.2)		(719)	(820)	(12.3)
Income before taxes	11,718	7,736	51.5		6,443	2,666	141.7
Income taxes	(2,730)	(2,289)	19.2		(1,301)	(735)	77.1
Income from continuing operations	8,988	5,447	65.0		5,142	1,931	166.3
Income (Loss) from discontinued ops.	(0)	0	c.s.		(0)	(0)	100.0
Non-controlling interests	(153)	(111)	37.8		(83)	(48)	74.0
Net income	8,835	5,335	65.6		5,059	1,883	168.7
Weighted average number of ordinary shares outstanding during the period (millions)	4,526	4,552	(0.6)		4,514	4,536	(0.5)
Basic earnings per share (euros)	1.95	1.17	66.6		1.12	0.42	170.0

Notes:

•
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and the perimeter of consolidation of T. España excludes Telyco Morocco since January, 2010 and includes Tuenti since August of 2010.

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

•
OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is affected by 202 million euros of restructuring costs in T.O2 Germany in the third quarter of 2010.

•
OIBDA, OIBDA margin and Operating income are affected by the positive impact of remeasuring the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010). This impact accounts 3,476 million euros in Net income.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2010 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - September			January - September			January - September
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	Chg

Telefónica España (1)(2)	14,042	14,655	(4.2)	6,670	7,240	(7.9)	47.5%	49.4%	(1.9	p.p.)
Telefónica Latinoamérica (3)	18,435	16,650	10.7	10,827	6,614	63.7	58.7%	39.7%	19.0	p.p.
Telefónica Europe (1)(2)	11,238	10,055	11.8	2,929	2,878	1.8	26.1%	28.6%	(2.6	p.p.)
Other companies and eliminations	565	395	43.0	(58)	(108)	(46.6)	n.m.	n.m.	n.m.
Total Group (1)(2)(3)	44,280	41,755	6.0	20,368	16,625	22.5	46.0%	39.8%	6.2	p.p.

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January - September			January - September			January - September
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	% Chg

Telefónica España (1)(2)	5,192	5,642	(8.0)	1,293	1,127	14.7	5,377	6,113	(12.0)
Telefónica Latinoamérica (3)(4)	7,947	3,836	107.2	3,270	1,958	67.0	7,557	4,657	62.3
Telefónica Europe (1)(2)(5)	652	690	(5.5)	2,541	1,191	113.4	387	1,687	(77.0)
Other companies and eliminations	(167)	(206)	(18.8)	137	91	51.4	(195)	(198)	(1.8)
Total Group (1)(2)(3)(4)(5)	13,624	9,962	36.8	7,241	4,366	65.8	13,127	12,258	7.1

(1)
Since January 2010, the perimeter of consolidation of T. España excludes Telyco Marruecos and includes Tuenti since August of 2010. HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and 1 January 2010, respectively. Additionally, OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is impacted by 202 million euros of restructuring costs in Germany in the third quarter of 2010.

(2)
In comparable terms revenues of T. España would decline by 3.8%, OIBDA would decrease by 5.8% and OpCF would drop 9.7% and in T. Europe, revenues would grow by 6.4%, OIBDA would increase 2.5% and OpCF would gain 14.0%.

(3)
OIBDA, OIBDA margin, Operating Income and OpCF are affected by the positive impact of remeasuring the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010).

(4)
CapEx includes 1,010 million euros from the acquisition of sprectrum in Mexico in the third quarter of 2010. Excluding spectrum and in organic terms, CapEx in T. Latam would increase 8.3% and OpCF would grow 3.2% year on year in the first nine months of the year.

(5)
CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010. Excluding spectrum and in organic terms, CapEx in T.Europe would fall 9.7% and OpCF would decrease 3.2% year on year in the first nine months of the year.

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	In organic terms and excluding expectrum, CapEx variations for the Group would be +5.9% and -5.2% for the OpCF in the first nine months of the year.
January — September 2010 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	September 2010	December 2009	% Chg

Non-current assets	107,833	84,311	27.9
Intangible assets	19,723	15,846	24.5
Goodwill	34,772	19,566	77.7
Property, plant and equipment and Investment property	34,260	32,003	7.1
Non-current financial assets and investments in associates	12,507	10,925	14.5
Deferred tax assets	6,571	5,971	10.0
Current assets	21,778	23,830	(8.6)
Inventories	1,086	934	16.3
Trade and other receivables	12,101	10,622	13.9
Current tax receivable	1,739	1,246	39.6
Current financial assets	2,017	1,906	5.8
Cash and cash equivalents	4,359	9,113	(52.2)
Non-current assets classified as held for sale	476	9	n.m.

Total Assets = Total Equity and Liabilities	129,611	108,141	19.9

Equity	31,736	24,274	30.7
Equity attributable to equity holders of the parent	22,323	21,734	2.7
Non-controlling interests	9,413	2,540	n.s.
Non-current liabilities	62,378	56,931	9.6
Long-term financial debt	51,292	47,607	7.7
Deferred tax liabilities	4,293	3,082	39.3
Long-term provisions	4,976	4,993	(0.3)
Other long-term liabilities	1,817	1,249	45.4
Current liabilities	35,497	26,936	31.8
Short-term financial debt	9,586	9,184	4.4
Trade and other payables	8,045	7,365	9.2
Current tax payable	3,870	2,766	39.9
Short-term provisions and other liabilities	13,996	7,621	83.6

Financial Data

Net financial Debt (1)	54,504	43,551	25.2

(1)
Includes: Long term financial debt + other long term liabilities ( 1,258 million euros) + Short term financial debt + short-term provisions and other liabilities (2,968 million euros) — non-current financial assets and investments in associates (4,224 million euros) — temporary financial investment included in current financial assets (2,017 million euros) — cash and cash equivalents.

Note:	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2010 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - September
		2010	2009	% Chg

I	Cash flow from operations	14,978	15,435	(3.0)
II	Net interest payment (1)	(1,680)	(1,722)
III	Payment for income tax	(1,660)	(1,705)
A=I+II+III	Net cash provided by operating activities	11,638	12,007	(3.1)
B	Payment for investment in fixed and intangible assets (2)	(7,073)	(5,781)
C=A+B	Net free cash flow after CapEx	4,565	6,226	(26.7)
D	Net Cash received from sale of Real Estate	27	235
E	Net payment for financial investment	(5,197)	(1,100)
F	Net payment for operations with minority shareholders and treasury stock (3)	(3,808)	(3,057)
G=C+D+E+F	Free cash flow after dividends	(4,413)	2,304	c.s.
H	Effects of exchange rate changes on net financial debt	2,411	1,286
I	Effects on net financial debt of changes in consolid. and others	4,129	821
J	Net financial debt at beginning of period	43,551	42,733
K=J-G+H+I	Net financial debt at end of period	54,504	42,535	28.1

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010 and 252million euros from the acquisition of spectrum in Mexico in the third quarter of 2010.

(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2010 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - September
	2010	2009	% Chg

OIBDA	20,368	16,625	22.5
- CapEx accrued during the period	(7,241)	(4,366)
- Payments related to cancellation of commitments	(612)	(620)
- Net interest payment	(1,680)	(1,722)
- Payment for tax	(1,660)	(1,705)
- Results from the sale of fixed assets	(3,944)	(18)
- Investment In working capital and other deferred income and expenses	(666)	(1,968)
= Net Free Cash Flow after CapEx	4,565	6,226	(26.7)
+ Net Cash received from sale of Real Estate	27	235
- Net payment for financial investment	(5,197)	(1,100)
- Net payment for operations wirh minority shareholders and treasury stock	(3,808)	(3,057)
= Free Cash Flow after dividends	(4,413)	2,304	c.s.
Unaudited figures (Euros in millions)

	January - September
	2010	2009	% Chg

Net Free Cash Flow after CapEx	4,565	6,226	(26.7)
+ Payments related to cancellation of commitments	612	620
- Operations with minority shareholders	(68)	(43)
= Free Cash Flow	5,110	6,803	(24.9)
Weighted average number of ordinary shares outstanding during the period (millions)	4,526	4,552
= Free Cash Flow per share (euros)	1.13	1.49	(24.5)

Notes:

•
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2010 Results Telefónica 14

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		September 2010

	Long-term debt (1)	52,550
	Short term debt including current maturities (2)	12,554
	Cash and cash equivalents	(4,359)
	Short and Long-term financial investments (3)	(6,241)
A	Net Financial Debt	54,504
	Guarantees to IPSE 2000	71
B	Commitments related to guarantees	71
	Gross commitments related to workforce reduction (4)	3,787
	Value of associated Long-term assets (5)	(798)
	Taxes receivable (6)	(1,091)
C	Net commitments related to workforce reduction	1,898
A + B + C	Total Debt + Commitments	56,473
	Net Financial Debt / OIBDA (7)	2.4x
	Total Debt + Commitments/ OIBDA (7)	2.4x

(1)	Includes “long-term financial debt” and 1,258 million euros of “other long-term debt”.

(2)	Includes “short-term financial debt” and 2,968 million euros of “short-term provisions and other liabilities” for the pending payment commitment with Portugal Telecom

(3)	Includes “Current financial assets” and 4,224 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(4)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(5)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(7)	Calculated based on September 2010 OIBDA (including 100% of Vivo) linearly annualized, and excluding results on the sale of fixed assets.

•	Note: 2010 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	September 2010
	EUR	LATAM	GBP	CZK	USD

Debt structure by currency	71%	16%	7%	3%	3%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody’s	Baa1	P-2	Stable	07/29/2010
JCR	A	—	Stable	12/17/2008
S&P	A-	A-2	Negative	08/06/2010
Fitch/IBCA	A-	F-2	Stable	11/25/2008
January — September 2010 Results Telefónica 15

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Sept 2010	Jan - Sept 2009	September 2010	December 2009

USA (US Dollar/Euro)	1.313	1.363	1.365	1.441
United Kingdom (Sterling/Euro)	0.857	0.886	0.860	0.888
Argentina (Argentinean Peso/Euro)	5.113	5.035	5.405	5.474
Brazil (Brazilian Real/Euro)	2.336	2.827	2.312	2.508
Czech Republic (Czech Crown/Euro)	25.461	26.608	24.610	26.465
Chile (Chilean Peso/Euro)	682.515	780.031	660.083	730.460
Colombia (Colombian Peso/Euro)	2,500.438	3,012.048	2,458.017	2,941.176
Guatemala (Quetzal/Euro)	10.586	11.038	11.103	12.035
Mexico (Mexican Peso/Euro)	16.677	18.605	17.196	18.812
Nicaragua (Cordoba/Euro)	27.869	27.546	29.500	30.023
Peru (Peruvian Nuevo Sol/Euro)	3.716	4.164	3.804	4.165
Uruguay (Uruguayan Peso/Euro)	26.317	31.781	27.700	28.275
Venezuela (Bolivar Fuerte/Euro) (3)	5.869	3.097	5.869	3.097

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/September/10 and 31/December/09.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.
January — September 2010 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España1
Telefónica España recorded a high level of commercial activity in the first nine months of 2010 compared to the same period of 2009, allowing the Company to maintain its leadership position in a highly competitive market.
In parallel, during the third quarter of 2010 and in line with the Company’s strategy to strengthen its presence in the social networks field, Telefónica acquired the control of Tuenti, the benchmark social network in Spain, with over 9 million users, 50% of which log in every day, and the site with the highest traffic in the country with over 20,000 million pages visited. Telefónica España started to consolidate its economic-financial results since August 2010 within its mobile business, although its contribution is not material from an economic standpoint.
In reported terms, the Company’s economic-financial results for the first nine months of 2010 maintained a slow but gradual recovery, with slight quarterly improvements. In that regard, the year-on-year decline in reported revenue and OIBDA slowed versus the first half of the year by 0.3 percentage points and 1.6 percentage points, respectively. Nevertheless, the economic backdrop and intense competition in the market have a negative impact on the business performance in comparable terms quarter on quarter.
In the third quarter of 2010, it should be also noted that the Company’s results in reported terms were impacted by: the booking of the 2009 Universal Service (56 million euros in revenue and 18 million euros in OIBDA), the sale of applications rights (52 million euros in both revenue and OIBDA) and the bad debt recovery (20 million euros in OIBDA).
In the first nine months of 2010 the Company recorded 699 thousand net additions (not considering the disconnections in May following the process of identifying inactive prepay customers), driven by higher gross additions (+12.1% year-on-year to date) and continued churn management, with considerable improvements in most businesses. Net additions in the third quarter (246 thousand accesses) were higher than in the previous three month period (not considering the above-mentioned disconnections), allowing the Company to reach a total of 47.3 million accesses at the end of September 2010.
In the wireline business, retail fixed broadband Internet customers rose 4.6% year-on-year at September 2010 to nearly 5.7 million; and the number of Pay TV customers also increased considerably, up 18.2% compared to September 2009, exceeding 773 thousand accesses. Retail fixed telephony accesses were down 6.9% year-on-year.

[1]
Since January 2010, T. España’s consolidation perimeter does not include Telyco Marruecos and since August 2010 includes Tuenti. Comparable terms exclude the impact from changes in the consolidation perimeter, and thus includes Tuenti in the period August-September 2009 and excludes the impact from following effects: Universal Service: +56 million euros in revenue and +18 million euros in OIBDA in the third quarter of 2010 and +75 million euros in revenue and +22 million euros in OIBDA in the first quarter of 2009; property capital gains: +0.4 million in OIBDA in the first quarter of 2009 and +0.1 million euros in OIBDA in the third quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: +17 million euros in revenue and +0.7 million euros in OIBDA in the first quarter of 2009, +16 million euros in revenue and +0.6 million euros in OIBDA in the second quarter of 2009 and +15 million euros in revenue and 1 million euros in OIBDA in the third quarter of 2009; revision of estimates made prior to 2009 related to personnel commitments: +90 million euros in OIBDA in the second quarter of 2009; TV Tax: -38 million euros in OIBDA in the first quarter of 2010, -35 million euros in OIBDA in the second quarter of 2010 and -10 million euros in OIBDA in the third quarter of 2010: sale of applications rights: +52 million euros in revenue and OIBDA in the third quarter of 2010 and +48 million euros in revenue and OIBDA in the third quarter of 2009; and recovery of bad debts: +20 million euros in OIBDA in the third quarter of 2010.

January — September 2010 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In the mobile business, the contract customers maintained a steady growth, increasing by 7.3% year-on-year, pushing the total number of mobile customers to 24.1 million, being remarkable the growth posted by mobile broadband customers, which exceeded 4.3 million, doubling the September 2009 figure.
In reported terms, revenue in the first nine months of 2010 amounted to 14,042 million euros, down 4.2% year-on-year, mainly impacted by the trading environment, and also by the exit of Telyco Marruecos from the consolidation perimeter (revenue contribution of 48 million euros in the first nine months of 2009) and the lower revenue booked related with Universal Service (56 million in the nine month period ended September 2010 vs. 75 million to September 2009). In the third quarter of 2010 revenue posted a better performance, containing its year-on-year decline to 3.6%, positively impacted by the recognition of Universal Service revenue (56 million euros) and the sale of applications rights to the Telefónica Group, as part of the global systems centralization initiatives (52 million in the third quarter of 2010 vs. 48 million in the third quarter of 2009).
In comparable terms, revenue was down 3.8% year-on-year in the nine month period (-4.6% year-on-year in the third quarter), primarily impacted by the lower usage in the different businesses in the current economic context, and the stiff competition. Nevertheless, in the wireline business, the solid year-on-year growth posted by the IT services revenue to September (+11.3% in comparable terms) continued to be remarkable, as well as the positive evolution performed by mobile connectivity revenue (+58.7% year-on-year) in the wireless business.
Operating expenses amounted to 7,579 million in the first nine months of 2010, remaining stable compared with September 2009 in reported terms (-1.2% year-on-year in comparable terms). During the third quarter, the year-on-year decrease widened significantly to 2.6% in reported terms (-3.3% in comparable terms), thanks to the Company’s additional cost containment efforts. A breakdown by component is as follows:
•
Subcontract expenses accelerated the year-on-year drop to September compared to the first half of the year (-2.4% year-on-year, both in reported and comparable terms), despite the greater commercial effort made during the period. During the quarter, these expenses fell 6.3% year-on-year in comparable terms, impacted by the sharp rise recorded by the commercial activity in the third quarter of 2009.

•
Personnel expenses increased 2.8% year-on-year to September 2010 in comparable terms (+3.9% in the quarter), with the Telefónica España Group headcount standing at 35,357. Reported personnel expenses rose 8.3% year-to-date, negatively impacted by the revision in the second quarter of 2009 of estimates made prior to that year, related with personnel commitments (90 million euros).

•
Supplies in the first nine months of 2010 were down 1.4% year-on-year in comparable terms (-2.8% year-on-year reported), as higher expenses in mobile equipment were offset by lower interconnection costs, impacted by the reduction in mobile termination rates. During the quarter, the reduction increased to 4.1% year-on-year in comparable terms, due to the aforementioned factors.

•
Taxes decreased 2.8% year-on-year during the first nine months of 2010 in comparable terms (-2.3% in the quarter), although in reported terms these expenses rose 20.0% year-on-year. This was due to the negative impact of the recognition of the Universal Service (39 million euros in the third quarter of 2010 and 54 million euros in the first quarter of 2009), as well as to the booking of the TV tax for 83 million euros during the nine month period ended September 2010.

•
Bad debt provisions, impacted by a non-recurring bad debt recovery, were down 35.0% year-on-year in the first nine months of the year, and 60.8% in the quarter (-23.0% and 24.4% in comparable terms, respectively), reflecting the different initiatives undertaken by the Company in order to improve bad debt recoveries.

January — September 2010 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Operating income before depreciation and amortisation (OIBDA) during the first nine months of 2010 stood at 6,670 million euros, with a year-on-year decrease of 7.9% in reported terms, slowing down vs. the first half of the year, and standing the cumulative OIBDA margin at 47.5% (-1.9 percentage points year-on-year). This performance reflects the loss of higher-margin revenue associated with voice traffic and traditional access, and the higher level of commercial activity during the period. During the quarter, OIBDA posted a better performance (-4.6% year-on-year), mainly explained by the decline in operating expenses , the recognition of the Universal Service (18 million euros in 2010) and the bad debt recovery (20 million euros in 2010).
In comparable terms, OIBDA dropped 5.8% year-on-year to September 2010 (-5.9% in the quarter). The OIBDA margin for the first nine months of 2010 stood at 47.8% in comparable terms, curbing its year-on-year decline to 1.0 percentage points, following the better evolution recorded in the quarter (-0.7 percentage points year-on-year).
CapEx totalled 1,293 million euros in the first nine months of the year, up 14.7% year-on-year, mainly as a result of larger investments efforts made by the Company, especially devoted to the development of mobile broadband services.
Operating cash flow (OIBDA-CapEx) was 5,377 million euros in the nine month period ended September 2010, posting a year-on-year decline of 9.7% in comparable terms (-12.0% in reported terms).
COMMERCIAL ACTIVITY AND REVENUE PERFORMANCE BY BUSINESS UNIT
WIRELINE BUSINESS2
The wireline access market remained virtually stable in the first nine months of 2010 year-on-year. Against this backdrop, the pace of decline in the Company’s total wireline accesses (retail wireline telephony accesses, wholesale line rental-AMLT-, fully unbundled loops, and naked wholesale ADSL) continued to slow year-on-year, with total accesses remaining virtually stable compared to September 2009 (-0.6% vs. -2.4% at December 2009).
Retail wireline telephony accesses, impacted by loops unbundling, stood at 13.5 million at the end of September 2010 (14.5 million at the end of September 2009), with an estimated market share of over 70%. It should be underlined the better performance recorded by these accesses in the quarter, with a net quarterly loss of 179 thousand lines, the lowest since the third quarter of 2008 (-14.4% year-on-year; -30.8% vs. the previous quarter), leading to a net cumulative loss of 715 thousand accesses (-15.2% year-on-year). However, it should be noted that close to 90% of this loss of retail accesses was offset by the net growth in wholesale accesses, which continue to generate revenue for the Company.
The number of preselected lines continued to fall (-62 thousand in the third quarter, for a cumulative loss of 302 thousand in the year), totalling around 755 thousand at the end of September 2010.
At September 2010, the wireline broadband Internet accesses market neared 10.5 million estimated accesses, maintaining the recovery already seen in recent months, with an estimated year-on-year growth of 8.8%. Telefónica maintained its leadership position in this market with nearly 5.7 million accesses at September 2010 (+4.6% year-on-year), and an estimated market share of 54%. The better performance recorded in the quarter is to be highlighted, with an estimated 36% share of net additions, the highest in the last four quarters, after gaining 52 thousand new accesses (24.4% higher than in the previous quarter). Thus, in the first nine months of the year net additions were up 10.2% year-on-year to reach 195 thousand accesses, underpinned by both the growth in the number of gross additions and the lower churn rate, reflecting the Company’s ongoing focus on a quality proposition. In that regard, it is worth highlighting the increase of the upload speeds in the 6 and 10 Mb offers, and the launch of new value added services (i.e. Terabox), that reflect the Company’s commitment to improve the value of its broadband service.

[2]
Since January 2010, T. España’s consolidation perimeter does not include Telyco Marruecos. Comparable terms exclude the following effects: Universal Service: +56 million euros in revenue in the third quarter of 2010 and +75 million in revenue in the first quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: +17 million euros in revenue in the first quarter of 2009, +16 million euros in revenue in the second quarter of 2009 and +15 million euros in revenue in the third quarter of 2009 and sale of applications rights: +26 million euros in revenue in the third quarter of 2010.

January — September 2010 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Net additions in the Company’s wholesale indirect broadband accesses were 149 thousand in the first nine months, totalling 508 thousand at September 2010 (+50.6% year-on-year), driven by naked wholesale ADSL accesses. In the quarter, net additions totalled 44 thousand accesses, slightly below those recorded in the previous quarter.
At the end of September 2010, total unbundled loops rose 17.3% year-on-year to close to 2.4 million, of which 12.5% were shared loops, while the remainders were full unbundled loops (including 551 thousand naked shared loops). Nevertheless, the slowdown noted in previous quarters continued during the third quarter, with net additions of 40 thousand unbundled loops, down 44.3% over the second quarter (218 thousand to September). Shared loops decreased by 28 thousand in the third quarter of 2010 (-151 thousand to September), while third quarter net additions in full unbundled loops were down 46.4% over the previous quarter (68 thousand accesses, of which 31% were shared naked access loops). Net additions of total unbundled loops in the first nine months of 2010 came to 369 thousand (-13.4% on the same period of 2009).
The Company’s Pay TV business continued to show a solid performance, with net additions of 70 thousand customers for the year-to-date (+68.7% on the same period of 2009). Pay TV customers reached 773 thousand (+18.2% year-on-year), with an estimated market share of approximately 19%. Net additions in the quarter totalled 26 thousand, which was 1.7 times the previous quarter figure. It is important to bear in mind that in the third quarter of 2009 commercial activity was significantly boosted by the launch of “Gol TV” in that period.
The total number of Dúo and Trío packages accounted for nearly 90% of the Company’s retail broadband Internet accesses at the end of September 2010.
Revenue was down 5.1% year-on-year in the first nine months of 2010 in reported terms to 8,538 million euro (-3.3% in the third quarter). In comparable terms, revenue to September 2010 was down 4.7% year-on-year (-5.6% in the third quarter), primarily impacted by the lower contribution of revenue from traditional access and traffic. By components:
•
Traditional access revenue fell 9.9% year-on-year in the first nine months of 2010 in reported terms, reflecting the lower number of retail accesses (-6.9% year-on-year) and the lower average revenue per line. This was also impacted by the recognition of revenue associated with the Universal Service (56 million in the third quarter of 2010 and 75 million euros in the first quarter of 2009). In comparable terms, this revenue decreased 9.3% year-on-year to September (-9.6% in the quarter).

•	Voice service revenue fell 10.2% year-on-year to September, especially impacted by lower fixed to mobile and international traffic (-10.6% year-on-year in the quarter).
•	Internet and broadband revenue was down 0.6% compared to September 2009, dropping 1.7% in the quarter:
•
Retail broadband revenue fell 3.1% year-on-year in the first nine months of 2010, reflecting the decrease in effective ARPU (-8.0% year-on-year). The decline of this revenue in the quarter (-4.9% year-on-year) reflects the promotions launched during the period, in a context of stiffer competition.

•	Wholesale broadband revenue continued to grow strongly year-on-year (+24.8% in the nine month period; +25.9% in the quarter), underpinned by growth in unbundled loops and wholesale ADSL.
January — September 2010 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•
Revenue from data services grew 6.8% year-on-year to September (+4.7% in the quarter), primarily due to the greater revenue on circuits leased to mobile operators, primarily Telefónica Móviles España, as part of the strong growth in the mobile broadband service. Stripping out intra-group revenue, cumulative revenue from data services would decrease by 0.4% year-on-year.

•
Revenue from IT services continued to post a significant year-on-year growth of 11.3% in the first nine months in comparable terms (+12.5% in the third quarter). In reported terms, revenue to September grew 18.7% year-on-year, boosted by the third quarter 2010 performance (+34.7% year-on-year) after booking 26 million euros related to the sale of applications rights.

WIRELESS BUSINESS3
At September 2010 the estimated penetration in the Spanish mobile telephony market reached 125%, a year-on-year increase of around 4 percentage points.
Telefónica’s third quarter commercial activity outperformed that of the second quarter, with a year-on-year increase of 9.6% in the first nine months of 2010. It should be reminded that during the past year the Company modified its commercial strategy, which was reflected in the strong push behind commercial activity since the third quarter of 2009.
The positive commercial performance was primarily driven by higher gross additions (+18.1% year-on-year to September; +4.2% in the quarter), being especially noteworthy the strong year-on-year growth in contract gross additions (+29.5% in the first nine months of 2010).
The churn rate stood at 2.3% for the first nine months of the year (+0.3 percentage points compared to September 2009), while the third quarter figure was 2.2%, down slightly on the previous quarter (-0.1 percentage points). The contract churn rate continued to be significantly lower than the blended one, with both the third quarter and the cumulative figure standing at 1.4%, virtually stable on the same periods of 2009.
As a result, net additions in the first nine months of the year (not considering disconnections in May following the process to identify inactive prepay customers) amounted to 698 thousand, reflecting a strong year-on-year growth (1.8 times higher than the one of the same period of 2009). Net additions totalled 245 thousand accesses during the third quarter, in line with the previous quarter (not considering the aforementioned disconnections).
It should be especially highlighted the positive performance that the contract segment continued to post. In that regard, net additions in the third quarter (318 thousand accesses) were 25.7% higher than those of the second quarter of 2010, and in line with third quarter 2009 contract net additions. The continued improvement for three consecutive quarters drove cumulative contract net additions to 767 thousand accesses (1.7 times the figure recorded in the first nine months of 2009). The focus on contract customers has allowed the Company to retain its leadership in the gap between revenue share and customer market share.
At the end of September 2010, Telefónica had a mobile telephone customer base of 24.1 million accesses, up 0.5% compared to September 2009, despite the disconnection of 715 thousand and 113 thousand inactive prepay accesses in December and May, respectively, as a result of the customer identification process, with no material impact on the Company’s financial results.
The number of contract customers continued to post a solid 7.3% growth over the past 12 months. At September 2010, contract customers accounted for approximately 67% of the Company’s total accesses, up 4 percentage points on September 2009.

[3]
Since August 2010 the consolidation perimeter of T. España includes Tuenti. Comparable terms include Tuenti in the period August-September 2009 and exclude the sales of applications rights: +26 million euros in mobile service revenue in the third quarter of 2010 and +48 million euros in mobile service revenue in the third quarter of 2009.

January — September 2010 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Traffic in the first nine months of 2010 was down 0.8% year-on-year, after falling 3.0% year-on-year in the third quarter, negatively impacted by the promotional campaigns launched in 2009, with higher incentives to consumption.
Total ARPU stood at 25.8 euros in the first nine months of the year, down 6.9% year-on-year (-6.5% year-on-year in the quarter).
Voice ARPU stood at 20.4 euros in the first nine months of 2010 (-9.1% year-on-year in the nine month period; -9.0% in the quarter), reflecting the lower mobile termination rates (-21.3% following cuts in April 2010 and October 2009) and lower usage by customers. Outgoing voice ARPU performed better, with a year-on-year decrease of 6.7% to September and a drop of 6.8% in the quarter, in line with the previous three month period.
Data ARPU stood at 5.4 euros in the nine month period ended September 2010, with a year-on-year growth of 2.0%, posting a better performance in the quarter (+4.0% year-on-year), underpinned by higher interpersonal communication revenue, the greater contribution from connectivity, and despite the lower revenue from Premium SMS, which continued to be negatively impacted by the regulatory change made in the last quarter of 2009. At the end of September 2010, data ARPU accounted for 21% of total ARPU (up 2 percentage points year-on-year).
Data connectivity revenue continued to post a very healthy evolution, with a 58.7% year-on-year increase over the first nine months of the year. This remarkable growth continued to be driven by the strong demand for mobile broadband accesses, which exceeded 4.3 million at September 2010 (doubling the previous year figure).
Revenue totalled 6,412 million euros in the first nine months of 2010, a year-on-year decline of 4.1% in reported terms (-5.5% in the quarter), impacted by the recognition of 26 million euros revenue from the sale of applications rights in the third quarter of 2010, compared to 48 million euros in the same period of 2009. In comparable terms, revenue to September was down 3.8% year-on-year (-4.6% in the third quarter). By component:
•
Mobile service revenue stood at 5,519 million in the nine month period ended September 2010, falling 6.9% compared to the same period of 2009 in reported terms (-7.9% in the third quarter). In that regard, it is important to bear in mind the different revenue recognised on the sale of applications rights between the two periods abovementioned. In comparable terms, this revenue fell 6.6% year-on-year in the nine month period, and 7.0% in the quarter. The lower mobile termination rates explained 3.3 percentage points of the reported decline in the first nine months of the year.

•	Customer revenue (4,727 million euros) decreased 4.2% year-on-year in the nine month period and were down 5.0% in the quarter.
•	Interconnection revenue (610 million euros to September) declined 21.8% year-on-year, in line with the first half of the year (-22.0% in the quarter), impacted by lower mobile termination rates.
•	Roaming-in revenue fell 10.2% year-on-year in the first nine-months of 2010 to 113 million euros, although posted a better performance in the third quarter, with a 4.4% year-on-year decrease.
•	Revenue from handset sales stood at 893 million euros at September 2010, growing 17.9% in the year-to-date figure and 14.4% in the third quarter 2010.
January — September 2010 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2009		2010
	September	December	March	June	September	% Chg

Final Clients Accesses	44,858.6	44,164.2	44,181.1	44,113.8	44,231.5	(1.4)
Fixed telephony accesses (1)	14,482.5	14,200.1	13,922.5	13,663.9	13,485.0	(6.9)
Naked ADSL	0.0	14.7	30.3	37.0	39.1	n.m.
Internet and data accesses	5,728.7	5,722.5	5,797.8	5,823.0	5,849.5	2.1
Narrowband	276.5	219.5	194.8	179.6	155.2	(43.9)
Broadband (2)	5,423.5	5,476.8	5,578.6	5,620.3	5,672.1	4.6
Other (3)	28.7	26.2	24.4	23.2	22.2	(22.5)
Mobile accesses	23,993.2	23,538.6	23,727.8	23,879.1	24,123.6	0.5
Prepay (4)	8,984.0	8,204.5	8,197.2	8,095.6	8,022.3	(10.7)
Contract	15,009.1	15,334.1	15,530.6	15,783.5	16,101.3	7.3
Pay TV	654.3	703.0	733.0	747.8	773.4	18.2

Wholesale Accesses	2,418.1	2,614.0	2,844.3	3,004.1	3,132.5	29.5
WLR (5)	55.6	97.4	161.3	205.1	250.5	n.m.
Unbundled loops	2,021.3	2,153.8	2,260.5	2,331.8	2,371.5	17.3
Shared ULL	500.0	447.7	380.1	324.8	296.7	(40.7)
Full ULL (6)	1,521.3	1,706.1	1,880.5	2,007.0	2,074.8	36.4
Wholesale ADSL	337.2	359.0	419.0	464.4	508.0	50.6
Other (7)	3.9	3.7	3.3	2.8	2.5	(35.5)

Total Accesses	47,276.6	46,778.2	47,025.4	47,117.9	47,364.0	0.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	715 thousand inactive prepay accesses were disconnected in December 2009 and 113 thousand in May 2010.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.
January — September 2010 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2010	2009	% Chg		2010	2009	% Chg

Revenues	14,042	14,655	(4.2)		4,721	4,898	(3.6)
Internal exp capitalized in fixed assets	176	148	19.2		53	50	4.9
Operating expenses	(7,579)	(7,577)	0.0		(2,488)	(2,554)	(2.6)
Supplies	(3,048)	(3,135)	(2.8)		(1,007)	(1,064)	(5.3)
Personnel expenses	(1,845)	(1,704)	8.3		(623)	(599)	3.9
Subcontracts	(2,214)	(2,269)	(2.4)		(706)	(753)	(6.3)
Bad debt provision	(108)	(166)	(35.0)		(21)	(54)	(60.8)
Taxes	(364)	(304)	20.0		(131)	(84)	55.3
Other net operating income (expense)	27	24	11.4		6	7	(19.6)
Gain (loss) on sale of fixed assets	9	(4)	c.s.		3	2	14.0
Impairment of goodwill and other assets	(5)	(5)	(7.7)		(2)	(2)	24.8
Operating income before D&A (OIBDA)	6,670	7,240	(7.9)		2,292	2,402	(4.6)
OIBDA margin	47.5%	49.4%	(1.9	p.p.)	48.6%	49.0%	(0.5	p.p.)
Depreciation and amortization	(1,478)	(1,598)	(7.5)		(488)	(531)	(8.0)
Operating income (OI)	5,192	5,642	(8.0)		1,804	1,871	(3.6)
Notes:

•	OIBDA and OI before brand fees.

•
Since January 2010, T. España’s consolidation perimeter does not include Telyco Marruecos and since August 2010 includes Tuenti. In comparable terms revenues of T. España would decline by 3.8%, OIBDA would decrease by 5.8% and OpCF would drop 9.7% in the first nine months of the year. Comparable terms exclude the impact from changes in the consolidation perimeter, and thus include Tuenti in Aug-Sept 2009 and exclude the impact from following effects: Universal Service: +56 million euros in revenue and +18 million euros in OIBDA in the third quarter of 2010 and +75 million euros in revenue and +22 million euros in OIBDA in the first quarter of 2009; capital gains: +0.4 million in OIBDA in the first quarter of 2009 and +0.1 million euros in OIBDA in the third quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: +17 million euros in revenue and +0.7 million euros in OIBDA in the first quarter of 2009, +16 million euros in revenue and +0.6 million euros in OIBDA in the second quarter of 2009 and +15 million euros in revenue and 1 million euros in OIBDA in the third quarter of 2009; revision of estimates made prior to 2009 related to personnel commitments: +90 million euros in OIBDA in the second quarter of 2009; TV Tax: -38 million euros in OIBDA in the first quarter of 2010, -35 million euros in OIBDA in the second quarter of 2010 and -10 million euros in OIBDA in the third quarter of 2010: sale of applications rights: +52 million euros in revenue and OIBDA in the third quarter of 2010 and +48 million euros in revenue and OIBDA in the third quarter of 2009; and recovery of bad debts: +20 million euros in OIBDA in the third quarter of 2010.

January — September 2010 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2010	2009	% Chg	2010	2009	% Chg

Traditional Access (1)	1,825	2,025	(9.9)	629	634	(0.7)
Traditional Voice Services	2,701	3,008	(10.2)	875	978	(10.6)
Traffic (2)	1,507	1,673	(9.9)	477	537	(11.3)
Interconnection (3)	623	690	(9.8)	211	232	(9.0)
Handsets sales and others (4)	571	644	(11.3)	187	209	(10.4)
Internet Broadband Services	2,207	2,219	(0.6)	716	728	(1.7)
Narrowband	14	27	(48.1)	4	7	(40.9)
Broadband	2,193	2,192	0.0	712	721	(1.3)
Retail (5)	1,884	1,945	(3.1)	606	637	(4.9)
Wholesale (6)	309	247	24.8	106	84	25.9
Data Services	1,010	945	6.8	344	328	4.7
IT Services	417	351	18.7	158	117	34.7
Subsidiaries and eliminations	379	449	(15.5)	130	163	(20.4)
Revenues	8,538	8,997	(5.1)	2,851	2,949	(3.3)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

•	Associated to the recognition of the Universal Service, 56 million euros are included in traditional acceses in the third quarter of 2010 and 75 million euros in the first quarter of 2009.

•	IT services include a positive impact of 26 million euros from the sale of applications in the third quarter of 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2010	2009	% Chg	2010	2009	% Chg

Service Revenues	5,519	5,930	(6.9)	1,906	2,070	(7.9)
Customer Revenues	4,727	4,936	(4.2)	1,607	1,692	(5.0)
Interconnection	610	780	(21.8)	203	260	(22.0)
Roaming — In	113	126	(10.2)	54	57	(4.4)
Other	69	89	(22.2)	41	61	(33.0)
Handset revenues	893	757	17.9	293	256	14.4
Revenues	6,412	6,687	(4.1)	2,198	2,326	(5.5)

•
Service revenues include a positive impact of 26 million euros from the sale of applications in the third quarter of 2010 and 48 million euros in the third quarter of 2009, and include Tuenti since August of 2010.

January — September 2010 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2009		2010
	Q3	Q4	Q1	Q2	Q3	% Chg

Traffic (Million minutes)	11,007	10,495	10,051	10,562	10,675	(3.0)

ARPU (EUR) (1)	28.0	26.7	25.6	25.6	26.2	(6.5)
Prepay (1)	13.2	11.9	11.4	11.6	12.2	(7.8)
Contract	37.0	35.3	33.1	32.9	33.2	(10.1)

Data ARPU (EUR) (1)	5.4	5.6	5.3	5.2	5.6	4.0
% non-P2P SMS over data revenues	61.9%	60.7%	65.3%	65.8%	67.8%	5.9	p.p.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2009		2010
	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	% Chg

Traffic (Million minutes)	31,544	42,039	10,051	20,613	31,288	(0.8)

ARPU (EUR) (1)	27.7	27.5	25.6	25.6	25.8	(6.9)
Prepay (1)	12.8	12.6	11.4	11.5	11.7	(8.3)
Contract	36.9	36.5	33.1	33.0	33.1	(10.3)

Data ARPU (EUR) (1)	5.3	5.4	5.3	5.3	5.4	2.0
% non-P2P SMS over data revenues	60.6%	60.6%	65.3%	65.4%	66.2%	5.6	p.p.

Notes:

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
January — September 2010 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
In the first nine months of 2010, Latin America confirmed the upbeat economic prospects, making it one of the best performing regions in the post-financial crisis environment. This has been accompanied by a significant stability which is being reflected in exchange rates and country risk levels. Against this backdrop, the telecommunications industry is leading and reinforcing economic trends, consolidating its recovery in 2010.
Telefónica Latinoamérica has bolstered its leading position in the markets where it operates, achieving net additions of 10.6 million accesses in the first nine months of the year (+3.1 million accesses in the third quarter). At the end of September 2010, Telefónica managed 179.2 million accesses in Latin America, up 9.4% year-on-year, extending the trends seen in previous quarters thanks to the good performance of the mobile business, the positive trends in broadband and the increasing stability of traditional wireline accesses.
Key trends highlights in the mobile business in the first nine months of 2010 include:
•	The estimated penetration rate in Latin America stood at 95% at the end of September 2010, a year-on-year increase of 8 percentage points.
•	Telefónica managed 144.8 million mobile accesses in the region, a year-on-year increase of 12.0%.
•	Net additions continued to stand out, totalling 10.1 million accesses to September 2010, compared to 5.9 million in the same period of 2009. Third-quarter net additions reached 2.9 million accesses.
•
As in previous quarters, particularly noteworthy was customer quality, as 53% of net additions in the first nine months of the year (60% in the third quarter) were on the contract segment, which represents 4.3 times more contract net additions than in the same period of 2009. Thus, contract customer base is up by 28.0% year-on-year. The increase in the weight of the contract segment reflects both growth in gross additions and increased migrations, underscoring the Company’s strategy of boosting quality and customer value.

•
The commitment to quality of the customer base, combined with the success of customer retention policies are reflected in a stable churn, despite the higher growth in accesses. Churn for the first nine months of 2010 stood at 2.5%, unchanged from the same period last year.

•
Traffic is still one of the main growth drivers, rising 27.8% year-on-year through September to 139,617 million minutes (+24.7% in the third quarter of 2010). Outgoing traffic is still driving traffic growth, rising 34.9% year-on-year in the first nine months on the back of initiatives aimed at encouraging usage and boosting the community effect.

•
The data business remains as another key growth lever. Data revenue increased by 48.2% year-on-year in constant currency in the first nine months of the year, accounting for 21% of mobile service revenues in the period (+6 percentage points year-on-year in organic terms).

[1]
Organic growth: assumes average exchange rates as of 2009 and excludes hyperinflationary adjustments in both years. OIBDA excludes the positive impact of the revaluation of the pre-existing stake in Vivo. Capex excludes the acquisition of spectrum in Mexico in the third quarter of 2010.

January — September 2010 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
•
ARPU remains virtually stable (-0.4% year-on-year in constant euros in the first nine months of 2010) despite the strong growth in the customer base. This reflects the good performance of outgoing ARPU, which rose 2.8% year-on-year in constant currency through September (+2.4% in the third quarter of 2010).

In the wireline business, the Company continues to firm up its strategy focused on improving quality indicators and customer satisfaction levels, which are key levers along with the focus on bundles:
•	Telefónica’s wireline accesses in Latin America stood at 34.4 million at the end of September, unchanged from the year earlier (-0.1%).
•
The focus on bundling and broadband is reflected in the fact that 66% of wireline accesses had signed up for some form of bundled offer as of the end of September 2010. Furthermore, 57% of broadband accesses are also under a 2P/3P offer.

•
Broadband accesses rose 13.9% year-on-year in the first nine months of 2010, with growth clearly accelerating from previous quarters (+8.9% in the second quarter and +7.0% in the first). Cumulative net additions through September 2010 reached 756 thousand accesses, 3.2 times more than in the same period last year. Net additions were again at record highs in the third quarter of 2010 (267 thousand accesses compared to a net loss in accesses in the third quarter of 2009) due to further improvement in Brazil and Colombia and higher growth in net additions in Chile and Argentina.

•
In pay TV, the customer base stood at 1.7 million at the end of September 2010 (+3.6% year-on-year), with net additions of 105 thousand accesses in the first nine months of the year (18 thousand in the third quarter of 2010).

•
In the traditional business, the Company continued to gear efforts towards maintaining a stable customer base. Thus, fixed accesses stood at 24.5 million at the end of September 2010 (-2.6% year-on-year), marking an improvement from previous quarters, and stable quarter on quarter after excluding fixed wireless accesses.

As for the Company’s financial results, it is important to note that the year-on-year comparison in euros with 2009 is sharply distorted by the devaluation of the Venezuelan bolivar at the beginning of 2010.
In addition, OIBDA is affected by the positive contribution from the revaluation of our previously held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter).
Revenue in the first nine months of the year grew sharply to 18,435 million euros despite the adverse impact of the devaluation in Venezuela. Growth in organic terms accelerated for the third quarter in a row (+6.9% year-on-year in the first nine months of 2010 vs. +6.2% in the first half of 2010 and +5.4% in the first quarter of 2010). In reported terms, revenue through September was up 10.7% compared to a 10.2% increase in the first half of 2010.
Operating expenses were 11,787 million euros in the first nine months of 2010, up 9.3% year-on-year in organic terms (+14.9% on a reported basis).
•
Supply costs reached 4,850 million euros, up 6.2% in organic terms (+10.0% in reported terms). These costs are still affected by higher interconnection costs and handset sales due to the increase in traffic and commercial activity, although growth slowed versus the first half of the year (+8.1% in organic terms).

•
Subcontract expenses amounted to 4,505 million euros in the first nine months of 2010, a 13.4% year-on-year increase in organic terms (+23.0% reported). This growth is mainly explained by the higher commercial activity and the increased focus in contract, which led to higher subsidies and commissions, and by the higher network and systems costs.

•
Personnel expenses through September stood at 1,600 million euros, up 18.7% year-on-year in organic terms (+23.8% in reported terms), still affected by higher inflation in some countries and by the one-off impacts of personnel restructuring in both 2009 and 2010.

January — September 2010 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortization (OIBDA) to September 2010 reached 10,827 million euros, a 63.7% year-on-year increase, helped by the positive impact of the revaluation of the pre-existing stake in Vivo. In organic terms, OIBDA was up 4.8% year-on-year, higher than the increase registered in first half 2010 (+3.9%). The Company maintained a high level of operating efficiency, with an OIBDA margin of 38.1% excluding the positive impact of the revaluation of the pre-existing stake in Vivo, and 58.7% in reported terms.
The margin performance from the first nine months of 2009 (-0.8 percentage points in organic terms) was shaped by the increased commercial activity, some wireline operators’ need for additional resources and the margin erosion in Venezuela amid a high inflationary environment.
CapEx to the end of September 2010 totalled 3,270 million euros (+8.3% year-on-year in constant currency, and excluding the acquisition of spectrum and the renewal of licences in Mexico), up 67.0% year-on-year in reported terms.
Operating cash flow (OIBDA-CapEx) amounted to 7,557 million euros, an increase of 62.3% year-on-year in reported terms, buoyed by the positive impact of the revaluation of the pre-existing stake in Vivo. Stripping out non-recurrent impacts (revaluation of the pre-existing stake in Vivo, and the acquisition of spectrum and renewal of licenses in Mexico), operating cash flow would have increased by 3.2% year-on-year in organic terms. Especially noteworthy is the performance of the operating cash flow in euro terms (+2.4% stripping out non recurrent impacts) despite the strong devaluation in Venezuela.
Telefónica Latinoamérica’s regional strategy continues to focus on delivering customer needs as a key growth lever, while the Company’s ability to deliver a strong financial performance reflects its capacity to capture the full value of its assets taking a coordinated, regional approach to all its operations.
It is worth highlighting that the initiative “Open Telefónica”, focused on finding new opportunities, continues to boost results derived from third party access to the Company’s services platform and know-how and from assignments of rights of use (93 million euro contribution to both revenue and OIBDA in the first nine months of 2010).
At the same time, the Company is constantly exploring new types of supplier relationships and innovative improvements to critical processes, taking a medium- to long-term approach. These take the form of specific initiatives that have a positive impact on synergy generation, and by extension, on the results of Telefónica Latinoamérica (60 million euro contribution to both revenue and OIBDA in January-September 2010).
Finally, it is worth noting the high degree of geographic diversification of Telefónica Latinoamérica’s financial performance, both in terms of composition and sources of growth. Brazil remained the biggest contributor in the region in the first nine months of 2010, accounting for 40.9% of revenue, which is estimated to increase from the fourth quarter once Vivo is fully consolidated. The next largest contributors were Argentina (12.2%), Venezuela (8.7%), Chile (8.6%), Peru (8.0%) and Mexico (7.5%).
BRAZIL
The strength of Brazilian market is being confirmed throughout 2010, as it remains showing intense dynamism leveraged on the positive economic momentum.
Against this backdrop, in the first nine months of 2010, Telefónica, through Vivo, reinforced its nationwide leading position in the wireless market, while consolidating the improving commercial trends of Telesp’s wireline business.
January — September 2010 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica posted 6.3 million net additions this year through the end of September, an 85.0% increase year-on-year, to reach 73.3 million accesses at the end of September, up 14.2% year-on-year.
Telefónica continues to lead the growth of the wireless market, with 6.0 million net additions in the first nine months of 2010, driving an 18.2% year-on-year increase in the customer base, led by the growth of the contract segment (+30.3% year-on-year).
Cumulative net additions in the wireline business amounted to 347 thousand accesses. Noteworthy was the consolidation of positive trends in the third quarter, with net additions of 152 thousand accesses, in contrast with the 327 thousand accesses lost in the third quarter of last year. The ongoing operating improvement is driven by service quality, the commercial repositioning undertaken and the overall improvement of the Company’s processes.
Regarding financial results, Brazil is cementing its role as a market with strong potential growth for Telefónica. In the first nine months of 2010, revenue reached 7,541 million euros, up 2.7% year-on-year in local currency, with the pace of growth accelerating in the third quarter to 4.9% on the back of the good performance of the mobile business and better results from the wireline business.
Operating income before depreciation and amortization (OIBDA) through September totalled 2,654 million euros (-4.4% year-on-year in local currency), with an improvement in the third quarter, marking a return to growth (+2.3% year-on-year in local currency). The OIBDA margin for the first nine months of the year was 35.2%, with an improvement in the third quarter (36.5%).
CapEx reached 904 million euros to September 2010 (-5.4% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) totalled 1,750 million euros (-3.9% year-on-year in local currency).
VIVO
The Brazilian wireless market remains showing a strong performance, with total wireless accesses reaching 191 million at the end of September 2010, up 15.3% year-on-year, leaving an estimated penetration rate of 99%, 12 percentage points higher than a year earlier.
Vivo continues to lead the market in accesses and revenues, and remains the market benchmark. According to Anatel’s figures, Vivo’s market share reached 30.1% at the end of September 2010, up 0.7 percentage points year-on-year (35.3% market share in contract), after reporting a 27.4% share of net additions in the third quarter ( 49.8% in the contract segment).
Vivo’s competitive position is underpinned by quality, customer satisfaction and brand recognition levels that are a benchmark in the market. The Company is focusing on leveraging the community effect, and growing the contract segment and its data business as key management levers.
The Company managed 57.7 million accesses at the end of September 2010, up 18.2% year-on-year. Net additions remained strong, reaching 6.0 million accesses in the first nine months of the year and 1.7 million in the third quarter.
Noteworthy was the performance of contract net additions, which were 3.2 times higher in the first nine months of 2010 than in the same period of 2009, accounting for 38% of total net additions (42% in the third quarter), compared to 18% in the first nine months of last year. As a result, the contract customer base accounts for 21% of total accesses, up 2 percentage points vs. September 2009. Also noteworthy is the fact that GSM and 3G customers now account for 91% of Vivo’s total customer base.
The Company’s positive commercial performance is underpinned by a high level of gross additions and control over churn, in which it remains an industry benchmark. Thus, in a market with a strong focus on SIM-only, Vivo’s churn stood at 2.7% in the first nine months of 2010 (2.8% in the third quarter), slightly above the figure for 2009 (+0.1 percentage points), although churn in the contract segment decreased despite the sharp growth of the customer base. Gross additions continue to perform strongly, up 31.4% year-on-year in the first nine months.
January — September 2010 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Regarding traffic, Vivo’s networks managed a total of 57,180 million minutes in the first nine months of 2010, up 68.4% year-on-year (+59.2% in the quarter) driven by the strong dynamism in on-net traffic.
In the data business, Vivo continues to tap market potential, delivering a particularly positive performance in mobile broadband. Wireless data revenue advanced by a solid 70.3% year-on-year both in the quarter and the first nine months and in local currency, accounting for 18% of mobile service revenues through September (+6 percentage points vs. 2009). Non-P2P SMS data revenue performed well, accounting for 64% of data revenue (+5 percentage points vs. January-September 2009 in local currency).
ARPU continues to improve, with a slowdown in the year-on-year decline to 7.1% vs. the first nine months of 2009 in local currency, thanks to a better performance in the third quarter (-6.4% year-on-year).
Revenues amounted to 2,849 million euros in the first nine months, a year-on-year increase of 7.8% in local currency, after achieving higher growth in the third quarter of 8.9% vs. 7.2% year-on-year in January-June 2010. Mobile service revenues continued to perform well, increasing 9.1% year-on-year through September in local currency (+9.2% in the third quarter), driven by growth in both data and traditional voice businesses.
Operating income before depreciation and amortization (OIBDA) growth in the nine-month period accelerated to 8.4% year-on-year in local currency after advancing 10.2% in local currency in the third quarter. As a result, OIBDA reached 888 million euros in the first nine months of 2010, leaving an OIBDA margin of 31.2%, slightly higher than in the same period last year despite increased commercial activity and the greater focus on the contract segment. The OIBDA margin for the third quarter reached 33.1%, up 0.4 percentage points year-on-year.
Operating cash flow (OIBDA-CapEx) in the first nine months stood at 569 million euros, a substantial year-on-year increase of 22.3% in local currency. CapEx in the same period totalled 319 million euros (-9.9% year-on-year in local currency).
TELESP
The operating improvements achieved at Telesp in recent quarters were confirmed further in the third quarter of 2010, with solid performances by both the broadband and the traditional telephony businesses.
At the end of September 2010, Telesp reached a total of 15.6 million accesses, after reporting 347 thousand net additions in the first nine months of the year and 152 thousand in the third quarter, achieving growth in accesses (+1.7%) for the first time since March 2009.
At the traditional wireline business, Telesp achieved net additions in the third quarter of 42 thousand lines, with positive net additions in the last seven months thanks to the performance of gross additions and control over churn. Noteworthy was the sustained improvement in quality indicators, directly affecting the performance of both parameters, with an outstanding reduction in the amount of claims and higher customer satisfaction.
At the end of September 2010, Telesp managed 3.1 million broadband accesses (+21.7% year-on-year), after reporting net additions in the first nine months of the year of 500 thousand accesses, clearly overcoming the operational problems arising around the middle of last year, which affected the performance of broadband accesses in 2009. Net additions in the third quarter of 2010 totalled 165 thousand accesses, in line with the levels of previous quarters.
In Pay TV, the Company had 466 thousand accesses at the end of September 2010 (-8.5% year-on-year), affected by the focus on quality and the limited commercial activity carried out by the Company while it repositions the product in the market. It is worth highlighting that the number of accesses has remained relatively stable in the last two quarters.
January — September 2010 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The operating improvements are starting to show in the financial performance. Nine-month revenues totalled 5,086 million euros (+0.1% year-on-year in local currency), with an improved performance in the third quarter (+2.4% year-on-year in local currency).
Revenue from Internet, pay TV and content was virtually flat in the first nine months of the year in local currency (+0.1% year-on-year), but rose 4.9% year-on-year in the third quarter, significantly improving on the performance of previous quarters thanks to growth in broadband revenue (+9.0% year-on-year in local currency). These revenues accounted for 14.5% of the total in the first nine months of 2010. Meanwhile, noteworthy is the 8.6% year-on-year growth in local currency in Data and IT revenues through September.
Traditional telephony revenues remained under pressure, falling 0.9% year-on-year in local currency in the first nine months of the year, but showing improving trends, posting 0.6% positive growth year-on-year in local currency in the third quarter.
Operating expenses in the first nine months of 2010 grew 5.5% year-on-year in local currency (+5.1% in the third quarter). This performance was mainly due to the increased weighting of new businesses, the rise in mobile traffic (SMP) and the drive to improve the customer relationship model. Bad debt provisions through September amounted to 2.3% of revenue, 1.1 percentage points lower than a year earlier, reflecting the Company’s increasing focus on quality.
As a result, operating income before depreciation and amortization (OIBDA) amounted to 1,739 million euros in the first nine months of 2010, down 10.9% year-on-year in local currency after posting an outstanding improvement in the third quarter (-6.0% year-on-year). The OIBDA margin stood at 34.2% through September (-4.2 percentage points year-on-year) and at 33.9% in the third quarter (-3.1 percentage points).
The cumulative OIBDA and OIBDA margin year-on-year performances were affected by the booking of a one-off positive impact recorded in the second quarter of 2009 arising from the revision of the provision for contingencies. Excluding this impact, OIBDA would have fallen by 8.8% year-on-year in local currency in the first nine months of the year.
In the first nine months of 2010, CapEx stood at 584 million euros (-2.7% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) totalled 1,154 million euros (-14.5% year-on-year in local currency).
ARGENTINA
In a market with strong growth, the Company’s strategy is focused on boosting customer value and developing fixed and mobile broadband, promoting at the fixed business bundles and improving the quality of its offering. At the mobile business the drivers for increasing customer value are the community effect, migration to contract and mobile broadband.
As a result, Telefónica Argentina has continued to strengthen its leadership and reached 22.5 million accesses at the end of September 2010 (+5.4% year-on-year), with solid rises in mobile (+6.2% year-on-year) and fixed broadband (+17.3% year-on-year) accesses, and stable wireline telephony accesses (+0.5% year-on-year).
Revenue in the first nine months totalled 2,249 million euros, recording a strong 17.2% year-on-year growth in local currency, accelerating to 22.0% in the third quarter, driven by higher revenues in the mobile business and internet and content revenues in wireline.
Operating income before depreciation and amortization (OIBDA) stood at 815 million euros at the end of September 2010 (+13.9% year-on-year in local currency), with a sharp rise in the third quarter to 21.4%, leaving a margin of 35.3% (-1.0 percentage points compared to September 2009; -0.1 percentage points in the quarter).
January — September 2010 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx amounted to 231 million euros in the first nine months (+21.0% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) of 584 million euros (+11.3% compared to January-September 2009).
T. MÓVILES ARGENTINA
The estimated penetration rate of the Argentine mobile market stood at 127% at the end of September 2010, up 10 percentage points year-on-year.
At the end of September the Company had 16.4 million mobile accesses (+6.2% year-on-year), having reported net additions of 49 thousand accesses in the quarter and of 481 thousand in the first nine months of the year. The Company’s focus on high-value customers resulted in strong growth in the contract segment, which advanced 10.1% to account for 34% of the total customer base (+1 percentage points year-on-year).
Gross additions continued to perform well (+3.8% year-on-year in the quarter; +2.9% year to date), while churn remained virtually unchanged year-on-year in the first nine months at 2.0% (2.3% in the third quarter) Contract churn fell by 0.5 percentage point year-on-year.
Traffic carried through September totalled 12,837 million minutes and continued to post strong growth rates (+13.5% year-on-year; +10.6% in the quarter). Growth is comfortably outstripping the increase in accesses thanks to the sharp rise in on-net traffic (+25.6% in the first nine months).
Mobile broadband remains an important growth driver and Telefónica is positioning itself in the data market with an innovative offering. Data revenues accounted for 35% of mobile service revenues at the end of September 2010 (+7 percentage points year-on-year), after advancing almost 48% year-on-year in local currency, both in the first nine months and in the quarter. Non-P2P SMS data revenue climbed 40.0% year-on-year and now account for over 25% of total data revenue.
As a result, ARPU advanced 6.2% year-on-year in local currency to September (+8.7% in the quarter), driven by increased voice consumption by users and booming data usage.
Revenue in the first nine months of 2010 stood at 1,433 million euros (+19.6% year-on-year in local currency), continuing the acceleration noted in the second quarter. Growth stood at 23.7% in the third quarter, the strongest quarterly advance since the fourth quarter of 2008. Underpinning this performance were the sharp rise in mobile service revenue over the first nine months (+19.8% year-on-year in local currency; +24.2% in the quarter) and the sharp upturn in handset sales (+16.0% in the nine-month period).
Operating income before depreciation and amortization (OIBDA) totalled 502 million euros in the first nine months of the year, with the solid revenue performance and cost control underpinning sharp year-on-year growth (+17.6% in local currency and +26.3% in the quarter). OIBDA margin stood at 35.1% in the first nine months (-0.6 percentage points year-on-year) and at 37.0% in the third quarter (+0.7 percentage points year-on-year), up 3.0 percentage points compared with the prior quarter.
Operating cash flow (OIBDA-CapEx) was 401 million euros in the nine-month period, up 17.2% year-on-year in local currency despite a sharp increase in investment. CapEx totalled 102 million euros to September (+18.9% year-on-year in local currency) and was focused on the expansion of the 3G network with the aim of improving coverage and increasing the capacity of the GSM network to cope with the upsurge in traffic.
January — September 2010 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed 6.1 million accesses at the end of September 2010, up 3.1% year-on-year, thanks to the sharp growth in fixed broadband accesses (+17.3% year-on-year) and stable wireline telephony accesses (+0.5% year-on-year), after registering total net additions of 134 thousand accesses in the first nine months of 2010.
In the wireline broadband market Telefónica de Argentina clearly differentiates itself from competitors thanks to the excellence of service offered and its bundling strategy. These initiatives have enabled the Company to strengthen its position and it managed almost 1.4 million fixed broadband accesses at the end of September, having reported net additions of 154 thousand accesses (+47.0% year-on-year) in the first nine months, similar to the full-year figure in 2009. In the third quarter net additions rose sharply to 68 thousand accesses (+14.0% year-on-year, +40.8% compared with the prior quarter).
Traditional fixed accesses stood at 4.6 million at the end of September 2010, maintaining the positive trend for net additions, with 13 thousand new accesses reported in the first nine months. This contrasts with a net loss in the first nine months of 2009. These strong results are underpinned by the Company’s service bundling strategy (60% of its traditional wireline accesses are bundled).
Revenue to September 2010 totalled 884 million euros (+13.3% year-on-year in local currency), with year-on-year growth accelerating to 18.5% in the quarter on the back of non-recurrent revenues. Stripping out this impact, third-quarter revenue growth would still accelerate. The strength of internet and content revenues (+29.3% year-on-year in local currency in the first nine months) and of data revenues (+19.7% year-on-year in local currency), which now account for 23% and 6% of total revenues respectively and improving traditional revenues impacted by the already mentioned non-recurrent revenues (+5.7% year-on-year in local currency to September) underpinned this positive performance.
Operating expenses rose 14.3% year-on-year in local currency (+21.1% in the quarter), affected by the widespread increase in prices and the impact of the salary deal reached in the quarter. Bad debt provisions stood at 1.4% of revenues in the first nine months (-0.2 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) totalled 312 million euros through September 2010, up 8.3% year-on-year in local currency (+13.8% in the quarter). This left an OIBDA margin at the end of September of 31.7% (-1.1 percentage points year-on-year; -0.7 percentage points in the quarter), and with a slight increase vs. previous quarter (+0.3 percentage points).
CapEx amounted to 129 million euros (+22.7% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) stable in local currency at 183 million euros (186 million euros in the first nine months of 2009).
CHILE
The Chilean telecommunications market is characterised by its high innovation and the strong development of integrated products and services, which is reflected in the solid growth in accesses despite already-high penetration levels.
At the end of September 2010, Telefónica remained as market leader, being this position underpinned by the value of the Movistar brand, which is used to market all the services provided by the Company, while it continues advancing on jointly managing its operations, a strategy which continues to spawn competitive advantages for the Company.
Telefónica managed a total of 11.4 million accesses in Chile at the end of September, up 9.9% year-on-year, driven by a sharp rise in mobile accesses (+14.3% year-on-year), being noteworthy the healthy growth in mobile broadband and the contract segment (+19.7% year-on-year). In the wireline business, the trend in traditional accesses improved (-4.7% year-on-year), maintaining the strategic focus in broadband growth (+6.7% year-on-year) and reinforcing the pay-TV growth (+20.1%).
It is worth to highlight the reduction in call termination rates introduced in 2009 (a decree on 23 January 2009 lowered mobile termination rates, while wireline termination rates were cut on 7 May) as these changes continue to affect the year-on-year comparison for the nine-month period, albeit with no impact on the third-quarter comparison.
January — September 2010 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Revenues totalled 1,583 million euros in the first nine months, a year-on-year increase of 2.5% in local currency, with growth accelerating to 4.8% in the third quarter. Stripping out the impact of the termination rate cuts, revenues rose 3.4% year-on-year in local currency in the nine-month period.
Operating income before depreciation and amortisation (OIBDA) was 719 million euros in the first nine months, up 16.6% year-on-year in local currency (+18.3% in the third quarter), implying an OIBDA margin of 45.4%, up 5.5 percentage points on the first nine months of 2009 (47.5% in the third quarter, up 5.3 percentage points year-on-year). The growth in OIBDA was driven by the positive performance of revenues, coupled with the ongoing drive to improve efficiency. The integrated management of the wireline and wireless business is proving a driving force for the positive results.
CapEx in the first nine months totalled 249 million euros (down 3.7% year-on-year in local currency), generating operating cash flow (OIBDA — CapEx) of 470 million euros, up 31.2% year-on-year in local currency.
T. MÓVILES CHILE
The penetration of the Chilean wireless market stood at an estimated 117% at the end of September 2010, up 17 percentage points year-on-year.
Telefónica Móviles Chile continues with its strategic focus on its revenue share, pursuing a model of profitable and sustainable long-term growth, underpinned by the contract and mobile broadband segments and the design of segmented products focused on customer needs.
The customer base stood at 8.3 million accesses at the end of September 2010, with a year-on-year growth of 14.3%, extending the trend of accelerating growth showed in previous quarters (+12.5% and +11.1% in the second and third quarters of 2010, respectively). The contract segment is consolidating as a core growth lever (+19.7% year-on-year), accounting for 30% of the total customer base (+1.4 percentage points year-on-year).
During the first nine months of the year, the Company was very active commercially, registering net additions of 766 thousand, more than double the ones recorded in the same period of 2009, with the pace of net additions intensifying notably as the year has progressed. Thus, net additions in the third quarter totalled 298 thousand, growing 97.3% year-on-year, and up 27.9% quarter-on-quarter. It is particularly worth highlighting the trend in net additions in the contract segment: net additions in the first nine months of 2010 were 2.5 times higher than in the same period of 2009, accounting for 52% of total net additions (41% in the first nine months of 2009).
Net additions positive performance was driven by steady growth in gross adds (+25.1% year-on-year in the first nine months) and the positive trend in churn. Movistar is the sector benchmark on this metric, with a churn rate of 1.3% in the first nine months (1.2% in the third quarter), an improvement of 0.3 percentage points year-on-year, showing improvements in all segments.
Traffic in the first nine months reached 8,706 million minutes, up 12.7% year-on-year and also accelerating in the third quarter (+15.0%).
ARPU continued to perform well despite the sharp growth in the customer base and the impact of the termination rate cuts introduced in 2009, remaining pretty stable in the nine-month period and in the quarter (-1.2% and -0.1% in local currency, respectively).
Data revenues remain consolidating as a key growth driver, growing 42.9% year-on-year in local currency in the first nine months (+47.4% in the third quarter), increasing their contribution to mobile service revenues by 3 percentage points to 15% in the nine-month period (+4 percentage points in the quarter). It is worth highlighting the sharp growth in non-P2P SMS data revenue, up 85.5% in local currency in the first nine months of the year, reflecting the Company’s enhanced competitive positioning in the mobile broadband business.
January — September 2010 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Revenues totalled 910 million euros in the first nine months, a year-on-year increase of 7.7% in local currency, accelerating versus the first half to 10.1% in the third quarter. Revenue growth was underpinned by the solid trend in mobile service revenues, which rose 10.1% year-on-year in the nine-month period in local currency (+13.4% in the third quarter).
Operating income before depreciation and amortisation (OIBDA) in the first nine months amounted to 424 million euros, a healthy year-on-year increase of 19.7% in local currency (+20.5% in the third quarter). The OIBDA margin was 46.6% in the first nine months of 2010 and 49.9% in the third quarter, up 4.7 percentage points and 4.1 percentage points year-on-year, respectively.
It is worth noting that third-quarter OIBDA includes insurance claims received in connection with the damages wrought by the earthquake, although this income did not have a material impact on the earnings performance for the nine-month period.
The strength of OIBDA, coupled with CapEx performance, which totalled 147 million euros in the first nine months of 2010 (-4.3% year-on-year in local currency), underpinned a 38.2% year-on-year increase in operating cash flow (OIBDA — CapEx) to 277 million euros.
TELEFÓNICA CHILE
At the end of September 2010, Telefónica Chile managed 3.1 million accesses, maintaining the access base stability of recent quarters, driven by the growth in the broadband (+6.7% year-on-year) and pay-TV (+20.1% year-on-year) businesses.
The Company’s broadband customer base stood at 816 thousand accesses, with net additions of 32 thousand through September and growth accelerating sharply quarter after quarter (net additions of 20 thousand in the third quarter and of 12 thousand in the second quarter). The pay-TV business posted a similarly encouraging performance, underpinned by the launch of the high-definition service and the reshuffling of channels and value-added service offering. The service enhancements, also underpinned by higher bandwidth, have been very well taken up by the market; the Company now manages more than 324 thousand pay-TV accesses (+20.1% year-on-year), with net additions year-to-date of 39 thousand (17 thousand in the third quarter).
Elsewhere, it is worth noting the success of the bundling strategies, with the good take-up for the 4Mb Duo flat-rate plan and the popularity of the triple-play bundle consolidating. As a result, 70% of wireline accesses are bundled, and nearly all broadband accesses are part of a 2P/3P package. Also noteworthy on its bundling strategy is that the Company is beginning to develop products that tap the opportunity presented by bundling wireline and mobile broadband packages. These initiatives are favouring the increase of the value of the customer base, another of the Company’s core growth strategies.
Revenue in the first nine months of 2010 amounted to 750 million euros, declining 1.3% year-on-year in local currency, marking successive quarterly improvements, as evidenced by growth turning positive in the third quarter (+0.9% vs. -2.5% in the first half).
The operating momentum in the more innovative businesses is evident in the growing contribution by revenue from Internet, TV and content, which as a category rose by 8.8% year-on-year in local currency in the nine-month period (+12.3% in the third quarter), accounting for 28.4% of total revenues (up +2.6 percentage points). These revenue streams partially mitigate the downtrend in revenue from the traditional business (-8.0% in local currency in the first nine months), reflecting declining traffic and lines, albeit improving in the third quarter (-4.5% year-on-year). Note that the year-on-year comparisons are no longer affected by the call termination rate cuts as from May, and therefore have no impact on the third-quarter comparisons.
The Company continues to work hard to streamline its costs, as is evident in the 3.8% year-on-year drop in operating expenses in local currency in the nine months to September 2010, driven mainly by lower supply costs and the reduction in the bad debt provision to 4.1% of revenue for the nine-month period (-0.3 percentage points year-on-year).
January — September 2010 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) totalled 295 million euros through September 2010, up 12.4% year-on-year in local currency (+15.3% in the quarter), leaving an OIBDA margin of 39.3%, up 4.8 percentage points on the first nine months of 2009 (40.0% in the third quarter, up 5.0 percentage points year-on-year).
The growth in OIBDA was driven by revenue growth and higher efficiency in costs. In addition, third-quarter OIBDA includes gains from the sale of non-core assets and the collection of insurance claims associated with the earthquake that shook Chile in the first quarter of the year. However, even stripping out both non-recurring effects, OIBDA margin evolution would be positive both in the nine-month period and in the third quarter.
CapEx in the first nine months totalled 101 million euros (down 2.9% year-on-year in local currency). This drove operating cash flow (OIBDA — CapEx) 22.5% higher year-on-year in local currency to 194 million euros.
PERU
Telefónica maintained its leadership position in the Peruvian market, managing 16.6 million accesses at the end of September 2010, with year-on-year growth of 5.9%. The main drivers behind this performance are the year-on-year growth posted by mobile and retail broadband accesses (+9.2% and +8.6%, respectively).
Revenues totalled 1,466 million euros in the first nine months of 2010, rising 1.6% year-on-year in local currency and accelerating compared with the first half of the year (+2.2% in the third quarter), largely underpinned by the strong performance of the mobile business.
Operating income before depreciation and amortisation (OIBDA) totalled 598 million euros in the first nine months of the year, up 1.0% year-on-year in local currency, and reversing the negative trend registered in the first two quarters of 2010, on the back of strong performance in the third quarter (+7.3% year-on-year in local currency).
OIBDA margin stood at 40.8% at September 2010, virtually stable year-on-year (-0.3 percentage points), driven by the 1.9 percentage points increase recorded in the third quarter to 46.0%.
CapEx as of September 2010 totalled 175 million euros, rising significantly compared to the same period last year (+23.9% in local currency). Therefore, operating cash flow (OIBDA — CapEx) was 422 million euros (-6.2% year-on-year in local currency).
It is worth to highlight that from September 2010 onwards are effective new regulatory measures which have negatively impacted revenue performance in the third quarter: mobile virtual area and the new productivity rate (5.98% vs. a former 6.42%), as well as fixed to mobile tariffs cuts.
T. MÓVILES PERÚ
The Peruvian mobile market shows a significant growth potential, reflected in the estimated penetration rate of 65% at September 2010 (+3 percentage points year-on-year).
At the end of September 2010, Telefónica Móviles Perú managed 12.1 million mobile accesses, registering a year-on-year growth of 9.2% and accelerating compared with the first half of the year (+8.7%), on the back of the strong performance of the contract segment, where accesses virtually doubled compared to the same period in 2009. As a result, contract segment accounts for 19% of total mobile accesses (+8 percentage points year-on-year).
Net additions totalled 684 thousand accesses in the first nine months of the year (336 thousand in the third quarter), reflecting a 34.5% year-on-year increase, mainly due to the 9.4% growth in gross additions and a lower churn. It is worth to highlight that contract net additions up to September totalled more than 1 million accesses, 7 times higher than the same period last year, driven by higher gross additions and the Company’s focus on migrations.
January — September 2010 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Churn to September 2010 fell by 0.1 percentage points year-on-year, standing at 3.1% and the contract churn improving significantly (-0.7 percentage points year-on-year), with the quarterly performance mirroring this trend despite the strong growth in contract customers.
In the first nine months traffic totalled 9,781 million minutes, 16.2% higher year-on-year, with a significant jump in the third quarter (+24.3% year-on-year), driven by the positive performance of outgoing traffic (+16.3% to September; +25.5% in the quarter).
ARPU as of September 2010 remained virtually unchanged (-0.4% year-on-year in local currency), recording a 1.4% year-on-year growth in the quarter as a result of the intensive migrations campaigns from prepaid to contract.
Revenues amounted 735 million euros in the first nine months (+4.5% year-on-year in local currency), and accelerating compared to the first half of 2010, thanks to the third quarter growth (+7.3% year-on-year in local currency). This performance is underpinned on the acceleration showed by mobile service revenues (+7.7% year-on-year in local currency; +10.5% in the quarter), on the back of the increased contract customer base.
It is worth highlighting the acceleration in data revenues in the first nine months, recording an 8.7% year-on-year increase in local currency (+12.5% in the quarter), to account for 11% of total mobile service revenues (+0.1 percentage points year-on-year). Non-P2P SMS revenues grew 23.9% year-on-year in local currency to September 2010 (+24.5% in the quarter), accounting for 57% of total data revenues (+7 percentage points year-on-year) and 59% in the quarter (+6 percentage points).
Operating income before depreciation and amortisation (OIBDA) stood at 298 million euros in the first nine months of 2010, with a year-on-year growth of 11.3% in local currency, accelerating to post an 18.0% increase in the third quarter. As a result, OIBDA margin stood at 40.6%, an increase of 2.5 percentage points compared to the same period last year. In the third quarter, margin improved 3.9 percentage points year-on-year standing at 44.8%.
CapEx in the nine-month period totalled 80 million euros, an increase of 39.5% in local currency compared to September 2009, driven mainly by improved 3G network coverage. Therefore, Operating cash flow (OIBDA-CapEx) to September 2010 reached 218 million euros, with year-on-year growth of 3.6% in local currency.
TELEFONICA DEL PERÚ2
At the end of September 2010, Telefónica del Perú managed a total customer base of 4.5 million accesses (-2.0% year-on-year), with the bundled-services strategy remaining a key driver for future growth.
Fixed broadband accesses in the first nine months of the year totalled 828 thousand (+8.6% year-on-year), registering 60 thousand net additions, in line with the same period of 2009.
In Pay TV, the Company recorded 25 thousand net additions in the first nine months of 2010, reaching a total access base of 711 thousand, with the year-on-year performance (-1.7%) being driven by fiercer competition.
Fixed telephony accesses totalled 2.9 million at September 2010, still affected by fixed to mobile substitution and the slowdown in fixed wireless accesses. However, the significant reduction in line losses in the quarter should be noted, both quarter-on-quarter and year-on-year, thanks to the improved commercial model.

[2]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

January — September 2010 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The push in the service bundling strategy is reflected in the number of wireline accesses with voice packages, that at September 2010 rose to 53% (+2 percentage points year-on-year) and 70% of fixed broadband accesses had a Duo or Trio package (+8.0 percentage points year-on-year).
Revenues totalled 832 million euros in the first nine months of 2010 (-2.1% compared to the same period in 2009 in local currency), explained mainly by lower traditional telephony service revenues impacted by lower interconnection revenues (affected by reductions in wireline termination rates), the new productivity factor and fixed to mobile substitution. In the third quarter, revenues were down 2.7% year-on-year in local currency, totalling 285 million euros.
Internet, TV and content revenues grew 8.9% year-on-year in local currency in the first nine months of 2010 (+5.0% year-on-year in the quarter), already accounting for 35% of total revenues (+4 percentage points year-on-year).
Operating expenses to September 2010 rose 5.9% year-on-year in local currency, impacted by higher bad debt provisions (5.5% of total revenues, +3.1 percentage points year-on-year) and the increase in personnel expenses. Year-on-year performance of operating expenses to September was affected by the revision of provision in 2009.
Operating income before depreciation and amortisation (OIBDA) stood at 299 million euros, down 7.9% year-on-year to September 2010 (+1.1% year-on-year in the third quarter, reflecting the positive impact from the sale of non-strategic assets). In the first nine months of the year the OIBDA margin reached 36.0% (-2.3 percentage points year-on-year) and 41.8% in the quarter (+1.3 percentage points year-on-year).
CapEx totalled 95 million euros at September 2010, up 13.2% on the same period of 2009 in local currency.
Therefore, operating cash flow (OIBDA-CapEx) reached 204 million euros in the first nine months, down 15.3% year-on-year in local currency.
COLOMBIA
Telefónica continued to consolidate its competitive position in the Colombian market in the third quarter of 2010, cementing the operational improvements achieved in the first half of the year, pushed by the changes made by its commercial approach and the management of the Company. As a result, the number of accesses increased for the third quarter in a row.
At the end of September Telefónica reached a total of 12.1 million accesses in Colombia, showing an acceleration in the year-on-year growth of its fixed broadband, Pay TV and mobile accesses (showing year-on-year growth rates of 22.3%, 35.9% and 10.3%, respectively).
Financial results are increasingly reflecting the improvements achieved at the operating level. Revenue in the first nine months amounted to 1,133 million euros (-1.4% year-on-year in local currency), after recovering the growing path in the third quarter of the year (+3.4% year-on-year), on the back of better performance of both mobile and fixed businesses.
Operating income before depreciation and amortization (OIBDA) amounted to 397 million euros in the first nine months of 2010, an 18.8% year-on-year increase in local currency (+20.4% in the third quarter). Therefore, OIBDA margin stood at 35.0% for the first nine months (+6.0 percentage year-on-year) and 38.4% in the quarter (+5.4 percentage points year-on-year). For comparison purposes, it is important to note the increase in bad debt provisions booked in the second quarter of 2009, and the assignment of rights of use of non-core assets recorded in the second and third quarter of 2010. Stripping out these impacts, OIBDA in the quarter would post a year-on-year growth, consolidating the improvements at revenue level.
January — September 2010 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating cash flow (OIBDA-CapEx) reached 191 million euros in the first nine months of 2010, a year-on-year increase of 40.0% in local currency terms, with CapEx standing at 206 million euros (+4.2% year-on-year in local currency).
T. MÓVILES COLOMBIA
The Colombian mobile market reached and estimated penetration of 95% at the end of September 2010, increasing close to 1 percentage points compared to September 2009.
Telefónica Móviles Colombia continued to strengthen its market position in the third quarter of 2010, maintaining a high level of gross additions (+59.5% year-on-year to September), in line with the figure for the first half of the year. It is noteworthy to highlight the year-on-year reduction of 0.7 percentage points recorded by the churn, which stood at 3.3% in the first nine months. In the quarter, churn stood at 3.5%, with an important decline in the contract segment, whose churn is significantly lower than the blended one.
As a result, net additions to September 2010 exceeded 755 thousand accesses (183 thousand in the third quarter), compared with the net loss reported in the same period in 2009. To highlight the solid performance of contract net additions, which almost six folded compared with the first nine months of 2009, accounting for 58% of the net additions this year (87% in the third quarter).
The Company’s customer base grew for the fourth consecutive quarter, amounting to 9.7 million accesses at the end of September 2010 (+10.3% year-on-year vs.+5.6% to June), mainly driven by contract customer growth (+28.5% year-on-year vs. +26.1% to June).
Traffic continued its positive performance posting a solid growth (+19.7% year-on-year to September; +18.9% in the quarter), reaching 11,923 million minutes in the first nine months, driven by the sharp growth in outgoing traffic (+24.2% to September).
ARPU increased by 1.5% in local currency in the first nine months of 2010, after growing 1.7% sequentially in the quarter. In the third quarter ARPU fell by 2.6% year-on-year in local currency, impacted by the higher level of promotions amid competition pressure in the prepay segment.
Data revenues maintained a strong dynamism, recording a year-on-year growth of 89.0% in local currency to September (+98.6% in the quarter), to account for 15% of mobile service revenues (+7 percentage points year-on-year). In addition, it is remarkable the non-P2P SMS revenues performance, that already accounts for 80% of data revenues (+4 percentage points year-on-year).
Revenue amounted to 639 million euros in the first nine months of 2010, up 3.4% year-on-year in local currency, on the back of the significant acceleration recorded in the quarter (+6.0% year-on-year in local currency), consolidating the trend showed in the previous quarter. Mobile service revenue also posted a positive performance (+2.5% in the first nine months), accelerating significantly its year-on-year growth in local currency in the third quarter to 6.1%. This quarterly evolution was mainly driven by higher outgoing revenues, which reflect the increasing contribution from the contract segment.
Operating income before depreciation and amortization (OIBDA) stood at 208 million euros in the first nine months of 2010, a year-on-year increase of 31.6% in local currency. It should be borne in mind that 2009 OIBDA was impacted by the increase in bad debt provisions. Additionally the third quarter of 2010 was affected by the sale of non-core assets. Therefore, OIBDA margin stood at 32.6% at the end of September (+7.0 percentage points year-on-year) and at 35.5% in the quarter.
CapEx through to September 2010 amounted to 96 million euros, with a 3.5% year-on-year growth in local currency, while operating cash flow (OIBDA-CapEx) stood at 112 million euros (+71.3% year-on-year in local currency).
January — September 2010 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA TELECOM
In the third quarter of 2010, Telefónica Telecom maintained the operating improvements achieved in prior quarters, registering positive net additions at its broadband and Pay TV accesses. Meanwhile, traditional wireline accesses remained virtually stable compared with the prior quarter.
This performance reflects the Company’s commercial offering repositioning, which involved more segmented tariffs and the maximisation of customer satisfaction levels. In parallel, the speed of the broadband service continued to be upgraded, and the bundling of services kept on increasing.
As a result, broadband accesses showed a very positive performance and reached 529 thousand at the end of September 2010 (+22.3% year-on-year vs. +15.7% year-on-year to June), with net additions of 109 thousand accesses in the first nine months of the year (34 thousand in the quarter). Pay TV accesses reached 185 thousand (+35.9% year-on-year), with net additions for the first nine months of 2010 of 57 thousand accesses (compared with negative net additions in the whole 2009), and 14 thousand in the third quarter of 2010.
In the traditional business, the Company had over 1.6 million accesses, with a net loss of 16 thousand over the first nine months (-3 thousand in the third quarter).
As a result, Telefónica Telecom managed almost 2.3 million accesses at the end of September 2010, with net additions of 147 thousand accesses year to date. The year-on-year comparison continues to be shaped by the disconnection of inactive lines in the fourth quarter of 2009.
It is especially remarkable the consolidation of the year-on-year growth in gross additions and the stability of churn across all businesses.
With regard to the service bundling, at the end of September 80% of traditional wireline accesses were bundled, while all broadband accesses were offered as part of either a Dúo or Trío package. In this sense, it should be underlined that Telefónica continues strengthening its Pay TV offering and the segmentation of its broadband service, tailored to customer needs, and with a clear focus on the development of value added services.
Financial results continue reflecting gradually the improved operating trends. As a result, revenue stood at 524 million euros at the end of September, after posting in the quarter (for the first time in 2010) a year-on-year growth of 1.1% in local currency (-6.1% in local currency year to date).
This performance is being driven by the Company’s transformation process. Internet, TV and content revenues accelerated its year-on-year growth to 8.4% in local currency over the first nine months (+16.8% in the third quarter), already accounting for 22% of total revenues (+3.0 percentage points year-on-year). Meanwhile, data and IT revenues increased 12.8% year-on-year in local currency through September (+16.4% year-on-year in the quarter).
The improved revenue performance in the quarter was accompanied by an important reduction in operating expenses, which fell 5.1% year-on-year in local currency and 0.9% in the first nine months. This improvement was achieved on the back of cost optimization and, especially, the reduction in bad debt compared with 2009, which accounted at the end of September 2010 for 4.6% of total revenues (-3.0 percentage points year-on-year).
As a result, operating income before depreciation and amortization (OIBDA) in the first nine months showed a significant improvement, totalling 188 million euros (+7.1% year-on-year in local currency), after increasing by 77.8% in the quarter, reflecting the cost control and the improved revenue performance. As in the second quarter, the third quarter reflects the positive impact of the assignment of rights of use of non-strategic assets. This left the OIBDA margin at 36.0% for the first nine months of 2010 (+4.4 percentage points year-on-year) and at 39.6% in the quarter (+5.4 percentage points sequentially).
CapEx though September 2010 amounted to 110 million euros (+4.8% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) totalled 79 million euros (+10.6% year-on-year in local currency).
January — September 2010 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
MEXICO
Estimated penetration in the Mexican mobile market reached 80% in September 2010, up 6 percentage points year-on-year.
Telefónica Móviles México managed 19.3 million total accesses at the end of the third quarter, up 14.8% year-on-year. Mobile accesses stood at 18.8 million (+13.6% year-on-year), driven by the sharp increase in the contract segment (+53.0% year-on-year). As a result the Company cemented its position in the market, attaining an estimated share of more than 21% of the mobile market, an increase of almost 1 percentage point from September 2009.
Net additions continued to perform well, with a total of 1.4 million mobile accesses in the first nine months of 2010 (+14.5% year-on-year) and 504 thousand accesses in the quarter (+13.5% sequentially).
This solid commercial performance was mainly underpinned by the good performance of churn, which remains the benchmark for the rest of the market at 2.2%, both in the third quarter and in the first nine months of 2010 (-0.1 percentage points year-on-year). Gross additions were again strong in the quarter, cementing previous quarter levels, and year-on-year growth to September stood at 11.2% (+14.8% in the quarter).
The Company continues to focus on the contract segment as a long-term driver of sustainable customer value. Contract gross additions rose sharply in the first nine months (+32.4% year-on-year) while churn was significantly lower than a year earlier. This segment accounted for almost 30% of net additions in the first nine months, reflecting the positive evolution of net migrations. Contract customers accounted for almost 8% of the customer base at the end of September 2010, up 2 percentage points year-on-year.
Traffic over the first nine months increased by 2.9% year-on-year, after declining in the quarter (-7.7% year-on-year), impacted by the introduction since the start of 2010 of a 3% special tax (IEPS) and a 1 percentage point increase in VAT, which was transferred to the customers. Traffic was also affected by the changes in the Company’s commercial offering, which have been reflected in changes in customer usage patterns.
ARPU in the first nine months fell 9.2% year-on-year in local currency (-13.6% in the third quarter), affected by the performance of traffic, and despite a strong increase in data revenues, which advanced 16.3% year-on-year in local currency to September (+6.7% in the quarter) and accounted for 22% of mobile service revenues (+2 percentage points year-on-year).
Revenues stood at 1,374 million euros in the first nine months of 2010, up 8.4% year-on-year in local currency (+1.7% in the quarter). Mobile service revenues advanced 6.4% in the first nine months in local currency (stable in the quarter). The positive performance of contract revenues are to be highlighted, though prepay revenues posted a worse evolution, hit by the higher taxes mentioned earlier, which were transferred to end customer tariffs, and by lower promotions. It is worth noting that the Company is currently redefining its offering to focus on higher-value customers.
Operating income before depreciation and amortization (OIBDA) totalled 474 million euros, up 5.8% year-on-year in local currency in the first nine months of the year (-14.7% in the quarter), affected by the increase in commercial activity focused on the contract segment and a worse evolution of prepay revenues. OIBDA margin stood at 34.5% in the first nine months (-0.9 percentage points year-on-year), and at 35.8% in the third quarter.
January — September 2010 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx totalled 1,194 million euros, reflecting the cost of the licence for use of the 1900 MHz and 1700 MHz frequencies awarded to Telefónica and the renewal of its 800 MHz licences. The total cost amounted to 1,010 million euros. Operating cash flow (OIBDA-CapEx) in the first nine months of 2010 (-720 million euros) was affected by the cost of licenses.
Stripping out the cost of the licences, CapEx in the first nine months would have risen by 24.6% year-on-year in local currency, reflecting the increased pace of the rollout of our mobile broadband networks, and operating cash flow in the first nine months of the year would have fallen by 3.4% in local currency.
VENEZUELA
For a better understanding of the evolution of Telefónica Móviles Venezuela’s financial results in euros, it should be noticed that in early January 2010 the Venezuelan government devalued the bolivar fuerte. Therefore in 2010, the conversion of Telefónica Móviles Venezuela’s financial results is delivered at an exchange rate of 4.3 bolivar fuerte per dollar, which implies a year-on-year devaluation of 50%. It must be borne in mind that the Company’s financial results reflect a hyperinflation adjustment for both 2009 and 2010.
For comparative purposes and to facilitate the interpretation of year-on-year changes with respect to 2009 in local currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment (changes in organic terms).
Market wireless penetration in Venezuela was 102% in September 2010, up 1 percentage point year-on-year.
In the current environment, the Company’s customer acquisition and retention strategies are focused on customer value. Thus, the Company provides a comprehensive range of services underpinned by market-leading broadband, television, and mobile telephony products and a selective commercial strategy.
At September 2010, the Company managed 10.9 million accesses (11.9 million at September 2009), of which 9.9 million were mobile accesses (10.6 million at September 2009). The year-on-year performance was affected by the lower volume of gross additions, due to the Company’s focus on high-value customers, the slowdown in market growth and the limited availability of handsets.
Cumulative mobile churn rate at September 2010 was 2.5%, in line with the one of the first nine months of 2009 (+0.1 p.p. year-on-year), with contract churn rate posting a positive performance, at nearly 1%. In the third quarter the mobile churn rate stood at 2.7% (+0.4 percentage points year-on-year), impacted by the performance of the prepay segment.
Traffic managed by the Company in the first nine months of the year totalled 10,602 million minutes (-5.3% year-on-year;-5.7% in the quarter), shaped by the lower accesses relative to the previous year.
ARPU continued to post the positive evolution of last quarters on the back of good data performance. Thus, year-on-year growth in the first nine months of the year in local currency reached 25.7% in organic terms (+25.4% in the quarter).
The data business is the Company’s major growth driver, with special focus on the mobile broadband and on innovative products and services. Thus, cumulative year-to-date data revenues were up 49.6% year-on-year in organic terms (+40.9% in the quarter), currently accounting for 33% of mobile service revenues (+6 percentage points year-on-year). Non-P2P SMS data revenues continue to be key in the growth of the business (+95.4% year-on-year in the first nine months of the year), accounting for 15% of data revenues (+4 percentage points year-on-year).
Revenue continued to perform well, with high growth rates, totalling 1,608 million euros in January to September 2010. Year-on-year organic growth stood at 14.0% (+12.1% in the quarter, locking in levels seen in previous quarters). It is noteworthy the solid growth mobile service revenue continues to post, with a cumulative year-on-year increase of 22.0% in organic terms (+20.2% in the quarter), while revenue from handset sales continued to be affected by the country’s current economic scenario (-27.0% year-on-year in organic terms to September 2010; -33.8% in the quarter).
January — September 2010 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) for the first nine months of the year stood at 753 million euros, with year-on-year organic growth of 6.7% (+12.4% in the quarter), accelerating versus previous quarters. The Company remains achieving a high efficiency level, with an OIBDA margin of 46.8% in the first nine months of 2010 (49.5% in the same period of 2009), after hitting 51.6% in the third quarter of 2010. This evidences Telefónica’s ability to adapt to the current high-inflation scenario.
Operating cash flow (OIBDA-CapEx) in the first nine months of the year amounted to 591 million euros. This figure is virtually stable in organic terms (-0.6% year-on-year), despite the major investment efforts (+47.2% in organic terms), totalling the investment (CapEx) 162 million euros during the nine-month period.
CENTRAL AMERICA
Mobile penetration in Telefónica’s Central American markets is estimated at 94% as of September 2010, up 7 percentage points year-on-year. It is worth to highlight Panama and El Salvador penetration, where it is above 100%.
At the end of September 2010, Telefónica managed 6.6 million total accesses (+8.2% year-on-year), of which 6.2 million were mobile (+9.0% year-on-year). The growing number of fixed-line accesses stands out in the quarter, driven by the strong performance of the fixed wireless business, which showed positive net additions.
Mobile net additions exceeded 360 thousand in the first nine months of 2010, compared to net losses in the same period last year. In the third quarter commercial activity picked up significantly, with net additions rising 63.7% versus the second quarter of 2010 to reach 123 thousand new mobile accesses.
This solid performance was underpinned by strong mobile gross additions (up 37.2% in the first nine months of the year) driven by the expansion of the distribution channel and stable churn figures (2.7%) compared to the same period in 2009. Stripping out the disconnections related to the CDMA network switch off in El Salvador and Guatemala, churn would have stood at 2.4% as of September 2010, marking a year-on-year decline.
Revenues totalled 422 million euros in the first nine months of 2010 (-1.6% year-on-year in constant euros), marking a slightly better third quarter performance (virtually stable at -0.9% compared to the third quarter of 2009).
Operating income before depreciation and amortisation (OIBDA) totalled 137 million euros at September 2010 (-24.6% year-on-year in constant euros, -29.2% in the quarter) affected by higher costs associated with the increased commercial activity and advertising outlay due to brand repositioning as well as by the distribution channel expansion, mentioned above. Therefore, the OIBDA margin stood at 32.4% for the first nine months of the year (-9.9 percentage points year-on-year) and 31.6% in the quarter (-12.5 percentage points year-on-year).
CapEx amounted to 55 million euros in the first nine months of 2010, rising sharply from 2009. This was largely due to investments aimed at increasing network coverage in Guatemala, El Salvador and Nicaragua. As a result, operating cash flow (OIBDA-CapEx) totalled 82 million euros (-47.1% year-on-year in constant euros) in the first nine months of the year.
January — September 2010 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
ECUADOR
Estimated penetration of the Ecuadorean mobile market stood at 102% at the end of September 2010, a strong increase of 16 percentage points in the last twelve months.
Telefónica managed almost 4.2 million total accesses in Ecuador at the end of the third quarter of 2010, up 17.6% year-on-year, underpinned by a sharp rise in mobile accesses to around 4.1 million (+17.6% year-on-year) thanks to the strong performance of the contract segment (+22.7%). In the first nine months of 2010 net additions reached 339 thousand mobile accesses (+2.9% year-on-year), reflecting the solid performance of contract net additions, which more than tripled compared with the first nine months of 2009, recording the third consecutive quarterly improvement this year.
The robust commercial performance was driven both by the strength of gross additions, which advanced 19.3% year-on-year in the first nine months, and virtually stable churn, which stood at 2.6% at the end of September (+0.1 percentage points year-on-year).
Traffic recorded a positive evolution and stood at 3,165 million minutes at the end of September, up 18.4% year-on-year (+9.6% in the quarter), driven by the higher on-net traffic.
ARPU in the first nine months of 2010 fell by 5.7% year-on-year in local currency, mainly affected by the larger weight of on-net traffic, with lower unit prices. The third quarter saw an improved performance (-3.7% year-on-year).
It is also worth to highlight the strong performance of the data business, which reported a 36.2% increase in revenues in the nine-month period in local currency, with growth accelerating in the third quarter (+39.6% year-on-year). Data revenues accounted for 25% of mobile service revenues (+5 percentage points year-on-year) supported by robust growth in non-P2P SMS data revenue (+90.5% in local currency in the nine-month period), which represented 52% of data revenues at the end of September 2010 (+15 percentage points year-on-year).
Revenues totalled 294 million euros in the first nine months of 2010, up 13.8% year-on-year in local currency, with another strong performance in the third quarter (+13.4%). This performance was buoyed by a slight uptick in mobile service revenues, which advanced 10.6% year-on-year in local currency in the first nine months of 2010 (+10.8% in the third quarter).
Operating income before depreciation and amortization (OIBDA) totalled 88 million euros through September 2010, up 10.2% year-on-year in local currency (+10.5% in the quarter). OIBDA margin stood at 29.9% at the end of September, stable compared with the first nine months of 2009 despite higher commercial activity and increased focus on the contract segment. The OIBDA margin was 31.3% in the quarter.
CapEx totalled 33 million euros (+1.0% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) amounted to 55 million euros (+16.5% in local currency).
January — September 2010 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2009		2010
	September	December	March	June	September	% Chg

Final Clients Accesses	163,656.9	168,531.1	172,265.3	176,044.0	179,102.5	9.4
Fixed telephony accesses (1)	25,108.4	24,578.3	24,459.1	24,514.9	24,456.5	(2.6)
Internet and data accesses	7,555.5	7,605.2	7,733.8	7,911.5	8,102.7	7.2
Narrowband (2)	1,147.4	1,070.6	983.6	881.6	808.0	(29.6)
Broadband (3) (4)	6,304.1	6,426.8	6,641.5	6,916.0	7,183.0	13.9
Other (5)	104.0	107.8	108.7	113.9	111.7	7.4
Mobile accesses	129,300.0	134,698.9	138,377.4	141,882.2	144,790.1	12.0
Prepay	107,017.2	111,503.6	113,517.7	115,102.4	116,267.5	8.6
Contract	22,282.9	23,195.4	24,859.7	26,779.8	28,522.6	28.0
Pay TV	1,692.9	1,648.6	1,695.0	1,735.4	1,753.2	3.6

Wholesale Accesses	57.1	56.1	55.8	58.8	56.1	(1.8)

Total Accesses	163,714.0	168,587.2	172,321.1	176,102.8	179,158.5	9.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.
Note: December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.
TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2010	2009	% Chg		2010	2009	% Chg

Revenues	18,435	16,650	10.7		6,372	5,704	11.7
Internal exp capitalized in fixed assets	99	81	22.4		33	28	18.3
Operating expenses	(11,787)	(10,258)	14.9		(3,994)	(3,462)	15.3
Supplies	(4,850)	(4,411)	10.0		(1,601)	(1,502)	6.6
Personnel expenses	(1,600)	(1,292)	23.8		(562)	(446)	26.1
Subcontracts	(4,505)	(3,663)	23.0		(1,576)	(1,218)	29.4
Bad debt provision	(345)	(424)	(18.5)		(88)	(155)	(43.0)
Taxes	(486)	(468)	3.8		(166)	(142)	17.2
Other net operating income (expense)	194	137	41.0		78	97	(20.1)
Gain (loss) on sale of fixed assets	3,879	8	n.m.		3,841	17	n.m.
Impairment of goodwill and other assets	6	(4)	c.s.		7	(3)	c.s.
Operating income before D&A (OIBDA)	10,827	6,614	63.7		6,337	2,381	166.1
OIBDA Margin	58.7%	39.7%	19.0	p.p.	99.5%	41.8%	n.m.
Depreciation and amortization	(2,880)	(2,779)	3.6		(976)	(955)	2.2
Operating income (OI)	7,947	3,836	107.2		5,361	1,427	n.s.
Notes:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•
OIBDA, OIBDA margin and Operating Income are affected by the positive impact of remeasuring the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros of OIBDA in the third quarter of 2010).

January — September 2010 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2009		2010
	September	December	March	June	September	% Chg

BRAZIL
Final Clients Accesses	64,119.3	66,925.7	69,185.5	71,353.9	73,243.2	14.2
Fixed telephony accesses (1)	11,322.8	11,253.8	11,193.2	11,256.8	11,299.3	(0.2)
Internet and data accesses	3,440.5	3,440.2	3,573.4	3,651.0	3,764.0	9.4
Narrowband	785.2	723.1	689.4	595.8	547.0	(30.3)
Broadband (2)	2,579.8	2,638.4	2,801.4	2,974.2	3,138.9	21.7
Other (3)	75.5	78.7	82.6	81.0	78.1	3.5
Mobile accesses	48,847.2	51,744.4	53,949.1	55,977.3	57,714.4	18.2
Prepay	39,580.5	41,960.7	43,435.9	44,626.1	45,641.8	15.3
Contract	9,266.7	9,783.7	10,513.2	11,351.2	12,072.6	30.3
Pay TV	508.8	487.2	469.8	468.8	465.5	(8.5)

Wholesale Accesses	34.6	34.2	33.6	34.1	33.8	(2.5)

Total Accesses	64,153.9	66,959.8	69,219.1	71,388.1	73,277.0	14.2

ARGENTINA
Final Clients Accesses	21,360.8	21,890.7	22,157.2	22,384.3	22,501.9	5.3
Fixed telephony accesses (1)	4,596.8	4,607.7	4,608.9	4,612.1	4,620.9	0.5
Fixed wireless	33.4	36.2	38.0	36.1	38.8	16.4
Internet and data accesses	1,310.6	1,351.0	1,365.5	1,408.2	1,468.4	12.0
Narrowband	124.1	112.7	89.1	83.9	76.5	(38.4)
Broadband (2)	1,186.5	1,238.3	1,276.4	1,324.4	1,391.9	17.3
Mobile accesses	15,453.4	15,931.9	16,182.8	16,364.0	16,412.6	6.2
Prepay	10,349.7	10,736.8	10,867.3	10,911.8	10,793.3	4.3
Contract	5,103.8	5,195.2	5,315.5	5,452.1	5,619.3	10.1

Wholesale Accesses	9.8	9.3	9.8	12.6	12.8	31.2

Total Accesses	21,370.6	21,900.0	22,167.0	22,396.9	22,514.8	5.4

CHILE
Final Clients Accesses	10,364.0	10,645.0	10,847.4	11,077.5	11,397.8	10.0
Fixed telephony accesses (1)	2,048.9	2,028.0	1,990.9	1,966.9	1,952.8	(4.7)
Internet and data accesses	790.2	807.2	800.0	811.0	830.6	5.1
Narrowband	17.4	15.9	8.5	7.6	7.0	(59.7)
Broadband (2)	764.6	783.2	783.5	795.3	815.7	6.7
Other (3)	8.3	8.1	8.0	8.0	7.9	(3.9)
Mobile accesses	7,255.4	7,524.7	7,759.6	7,992.7	8,290.8	14.3
Prepay	5,179.8	5,435.9	5,531.7	5,640.0	5,805.3	12.1
Contract	2,075.7	2,088.8	2,228.0	2,352.7	2,485.4	19.7
Pay TV	269.5	285.1	296.9	306.9	323.6	20.1

Wholesale Accesses	8.9	8.9	8.6	8.4	5.7	(35.8)

Total Accesses	10,373.0	10,653.8	10,856.1	11,085.8	11,403.5	9.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — September 2010 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2009		2010
	September	December	March	June	September	% Chg

PERU
Final Clients Accesses	15,680.8	15,916.3	16,162.6	16,304.7	16,611.5	5.9
Fixed telephony accesses (1)	3,041.6	2,971.2	2,945.3	2,915.0	2,895.4	(4.8)
Fixed wireless	620.1	582.7	555.8	539.7	535.6	(13.6)
Internet and data accesses	795.0	800.6	824.0	860.0	863.1	8.6
Narrowband	17.5	16.9	15.0	16.5	15.9	(9.2)
Broadband (2)	762.5	768.0	792.2	825.3	828.4	8.6
Other (3)	15.0	15.6	16.8	18.2	18.8	25.5
Mobile accesses	11,120.8	11,458.2	11,681.1	11,805.4	12,141.9	9.2
Prepay	9,940.0	10,214.2	10,151.5	9,873.8	9,880.8	(0.6)
Contract	1,180.8	1,244.1	1,529.6	1,931.6	2,261.1	91.5
Pay TV (4)	723.4	686.3	712.3	724.3	711.1	(1.7)

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	0.2

Total Accesses	15,681.2	15,916.8	16,163.1	16,305.2	16,611.9	5.9

COLOMBIA (5)
Final Clients Accesses	11,462.3	11,159.9	11,528.0	11,835.4	12,062.9	5.2
Fixed telephony accesses (1)	2,074.4	1,639.8	1,628.2	1,627.1	1,623.7	(21.7)
Internet and data accesses	441.2	428.4	464.9	499.7	534.5	21.1
Narrowband	6.4	5.9	4.9	4.6	5.3	(18.1)
Broadband (2)	432.6	420.3	460.0	495.0	529.2	22.3
Other (3)	2.2	2.2	0.0	0.0	0.0	n.s.
Mobile accesses	8,810.9	8,964.6	9,287.5	9,537.6	9,720.1	10.3
Prepay	7,099.0	7,203.2	7,369.0	7,497.1	7,520.5	5.9
Contract	1,711.8	1,761.4	1,918.5	2,040.5	2,199.6	28.5
Pay TV	135.9	127.2	147.4	171.0	184.7	35.9

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.7

Total Accesses	11,465.6	11,163.2	11,531.3	11,838.7	12,066.2	5.2

MEXICO
Mobile accesses	16,518.4	17,400.5	17,813.2	18,256.9	18,760.5	13.6
Pre-Pay	15,557.1	16,328.3	16,617.3	16,904.4	17,289.7	11.1
Contract	961.2	1,072.1	1,195.9	1,352.5	1,470.8	53.0
Fixed wireless	249.8	334.3	381.1	430.6	496.0	98.6
Total Accesses	16,768.1	17,734.8	18,194.3	18,687.5	19,256.5	14.8

VENEZUELA
Mobile accesses	10,613.8	10,531.4	10,254.6	10,265.4	9,851.0	(7.2)
Prepay	9,988.7	9,891.1	9,601.7	9,596.1	9,137.0	(8.5)
Contract	625.1	640.3	652.9	669.3	714.0	14.2
Fixed wireless	1,237.7	1,214.3	1,170.8	1,175.8	1,023.4	(17.3)
Pay TV	55.4	62.8	68.7	64.4	68.3	23.4
Total Accesses	11,906.9	11,808.5	11,494.0	11,505.6	10,942.7	(8.1)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	67 thousand inactive Pay TV accesses were disconnected in December 2009 in Peru.

(5)	376 thousand fixed telephony accesses, 25 thousand broadband accesses and 5 thousand Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.
January — September 2010 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2009		2010
	September	December	March	June	September	% Chg

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	456.0	444.5	453.2	441.5	451.0	(1.1)
Fixed Wireless	287.6	331.9	223.1	224.9	238.4	(17.1)
Internet and data accesses	15.7	14.7	12.7	11.6	10.9	(30.7)
Broadband (3)	13.5	12.6	11.4	10.4	9.5	(29.5)
Other (4)	2.2	2.1	1.2	1.2	1.3	(38.4)
Mobile accesses	5,655.8	5,806.5	5,969.2	6,044.0	6,166.6	9.0
Prepay (5)	5,252.7	5,385.2	5,473.2	5,454.1	5,550.5	5.7
Contract	403.1	421.3	496.0	589.9	616.2	52.8
Total Accesses	6,127.5	6,265.8	6,435.1	6,497.2	6,628.5	8.2

ECUADOR
Mobile accesses	3,451.8	3,721.8	3,846.7	3,981.1	4,060.7	17.6
Prepay	2,952.9	3,193.9	3,299.4	3,405.8	3,448.7	16.8
Contract	499.0	527.9	547.3	575.3	612.1	22.7
Fixed Wireless	80.6	84.7	87.5	89.0	94.0	16.6
Total Accesses	3,532.5	3,806.4	3,934.2	4,070.1	4,154.8	17.6

URUGUAY
Mobile accesses	1,572.5	1,614.9	1,633.5	1,657.8	1,671.5	6.3
Prepay	1,116.8	1,154.3	1,170.7	1,193.0	1,199.9	7.4
Contract	455.7	460.6	462.8	464.8	471.6	3.5
Total Accesses	1,572.5	1,614.9	1,633.5	1,657.8	1,671.5	6.3

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116 thousand inactive mobile accesses were disconnected in Guatemala in December 2009.
January — September 2010 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009		2010
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	12,689	18,181	18,345	18,639	20,196	59.2
ARPU (EUR)	10.2	10.4	10.1	11.1	11.3	(6.4)

ARGENTINA
Traffic (Million minutes)	4,080	4,253	4,052	4,271	4,515	10.6
ARPU (EUR)	8.1	8.5	8.5	9.2	9.5	8.7

CHILE
Traffic (Million minutes)	2,632	2,799	2,822	2,859	3,025	15.0
ARPU (EUR)	10.5	11.0	11.5	12.0	12.4	(0.1)

PERU
Traffic (Million minutes)	2,817	3,042	3,072	3,208	3,502	24.3
ARPU (EUR)	5.3	5.6	5.7	6.3	6.3	1.4

COLOMBIA
Traffic (Million minutes)	3,489	3,703	3,779	3,995	4,148	18.9
ARPU (EUR)	6.3	6.2	6.7	7.1	7.6	(2.6)

MEXICO
Traffic (Million minutes)	5,881	6,208	6,298	5,745	5,426	(7.7)
ARPU (EUR)	6.8	6.7	6.8	7.5	6.8	(13.6)

VENEZUELA
Traffic (Million minutes)	3,735	3,758	3,560	3,519	3,523	(5.7)
ARPU (EUR) (1)	21.1	22.2	12.9	14.1	14.6	25.4

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,722	1,766	1,802	1,906	2,107	22.4
ARPU (EUR) (3)	6.6	6.5	6.6	7.1	6.6	(9.5)

ECUADOR
Traffic (Million minutes)	970	1,071	1,035	1,067	1,063	9.6
ARPU (EUR)	6.6	6.3	6.3	7.0	7.0	(3.7)

URUGUAY
Traffic (Million minutes)	685	718	691	706	742	8.4
ARPU (EUR)	8.2	9.4	9.9	10.5	9.8	(1.0)
Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January — September 2010 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009		2010
	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	33,952	52,134	18,345	36,984	57,180	68.4
ARPU (EUR)	9.7	9.9	10.1	10.6	10.9	(7.1)

ARGENTINA
Traffic (Million minutes)	11,309	15,562	4,052	8,323	12,837	13.5
ARPU (EUR)	8.6	8.6	8.5	8.8	9.0	6.2

CHILE
Traffic (Million minutes)	7,722	10,521	2,822	5,681	8,706	12.7
ARPU (EUR)	10.6	10.7	11.5	11.8	12.0	(1.2)

PERU
Traffic (Million minutes)	8,418	11,460	3,072	6,280	9,781	16.2
ARPU (EUR)	5.5	5.5	5.7	6.0	6.1	(0.4)

COLOMBIA
Traffic (Million minutes)	9,962	13,665	3,779	7,774	11,923	19.7
ARPU (EUR)	5.8	5.9	6.7	6.9	7.1	1.5

MEXICO
Traffic (Million minutes)	16,979	23,186	6,298	12,043	17,468	2.9
ARPU (EUR)	6.9	6.9	6.8	7.2	7.0	(9.2)

VENEZUELA
Traffic (Million minutes)	11,193	14,951	3,560	7,078	10,602	(5.3)
ARPU (EUR) (1)	20.9	21.2	12.9	13.5	13.9	25.7

CENTRAL AMERICA (2)
Traffic (Million minutes)	5,102	6,868	1,802	3,709	5,815	14.0
ARPU (EUR) (3)	7.1	6.9	6.6	6.9	6.8	(7.5)

ECUADOR
Traffic (Million minutes)	2,673	3,744	1,035	2,102	3,165	18.4
ARPU (EUR)	6.9	6.8	6.3	6.7	6.8	(5.7)

URUGUAY
Traffic (Million minutes)	1,928	2,646	691	1,397	2,139	11.0
ARPU (EUR)	8.4	8.7	9.9	10.2	10.1	(0.7)
Note:

•	ARPU calculated as a monthly quarterly average for each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January — September 2010 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - September					July - September
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

BRAZIL
Revenues	7,541	6,071	24.2		2.7	2,664	2,151	23.9		4.9
OIBDA	2,654	2,294	15.7		(4.4)	972	807	20.5		2.3
OIBDA margin	35.2%	37.8%	(2.6	p.p.)		36.5%	37.5%	(1.0	p.p.)
CapEx	904	789	14.5		(5.4)	388	288	34.8		14.9
OpCF (OIBDA-CapEx)	1,750	1,505	16.3		(3.9)	584	519	12.6		(4.7)
Vivo
Revenues	2,849	2,184	30.4		7.8	1,024	795	28.8		8.9
Service revenues	2,660	2,016	32.0		9.1	957	741	29.2		9.2
OIBDA	888	677	31.1		8.4	339	260	30.5		10.2
OIBDA margin	31.2%	31.0%	0.2	p.p.		33.1%	32.7%	0.4	p.p.
CapEx	319	293	9.0		(9.9)	148	101	45.6		25.2
OpCF (OIBDA-CapEx)	569	384	47.9		22.3	191	158	20.8		0.7
Telesp
Revenues	5,086	4,198	21.2		0.1	1,774	1,468	20.8		2.4
OIBDA	1,739	1,613	7.8		(10.9)	601	543	10.6		(6.0)
OIBDA margin	34.2%	38.4%	(4.2	p.p.)		33.9%	37.0%	(3.1	p.p.)
CapEx	584	497	17.7		(2.7)	240	187	28.9		9.4
OpCF (OIBDA-CapEx)	1,154	1,116	3.4		(14.5)	360	357	1.0		(14.2)

ARGENTINA
Revenues	2,249	1,948	15.4		17.2	808	617	31.0		22.0
OIBDA	815	726	12.2		13.9	301	232	30.2		21.4
OIBDA margin (1)	35.3%	36.3%	(1.0	p.p.)		36.5%	36.5%	(0.1	p.p.)
CapEx	231	194	19.2		21.0	94	70	33.9		26.7
OpCF (OIBDA-CapEx)	584	533	9.6		11.3	207	161	28.6		19.1
T. Moviles Argentina
Revenues	1,433	1,217	17.7		19.6	513	386	32.9		23.7
Service revenues	1,337	1,133	18.0		19.8	478	359	33.4		24.2
OIBDA	502	434	15.8		17.6	190	140	35.3		26.3
OIBDA margin	35.1%	35.7%	(0.6	p.p.)		37.0%	36.3%	0.7	p.p.
CapEx	102	87	17.1		18.9	42	27	59.3		47.9
OpCF (OIBDA-CapEx)	401	347	15.4		17.2	147	113	29.7		21.2
Telefónica de Argentina
Revenues	884	793	11.5		13.3	318	250	27.3		18.5
OIBDA	312	292	6.6		8.3	112	91	22.4		13.8
OIBDA margin (1)	31.7%	32.8%	(1.1	p.p.)		31.9%	32.6%	(0.7	p.p.)
CapEx	129	107	20.9		22.7	52	44	18.5		13.4
OpCF (OIBDA-CapEx)	183	186	(1.5)		(0.0)	60	48	26.0		14.2

CHILE
Revenues	1,583	1,351	17.1		2.5	560	452	24.1		4.8
OIBDA	719	539	33.2		16.6	266	191	39.7		18.3
OIBDA margin	45.4%	39.9%	5.5	p.p.		47.5%	42.2%	5.3	p.p.
CapEx	249	226	10.0		(3.7)	107	83	28.6		9.7
OpCF (OIBDA-CapEx)	470	313	50.0		31.2	159	107	48.4		25.0
T. Móviles Chile
Revenues	910	739	23.1		7.7	324	248	30.3		10.1
Service revenues	850	675	25.9		10.1	302	225	34.1		13.4
OIBDA	424	310	36.8		19.7	161	114	42.0		20.5
OIBDA margin	46.6%	41.9%	4.7	p.p.		49.9%	45.8%	4.1	p.p.
CapEx	147	135	9.4		(4.3)	62	50	23.8		5.5
OpCF (OIBDA-CapEx)	277	175	58.0		38.2	99	63	56.7		32.4
Telefónica Chile
Revenues	750	665	12.8		(1.3)	263	220	19.5		0.9
OIBDA	295	230	28.5		12.4	105	77	36.5		15.3
OIBDA margin	39.3%	34.5%	4.8	p.p.		40.0%	35.1%	5.0	p.p.
CapEx	101	91	11.0		(2.9)	45	33	35.9		16.1
OpCF (OIBDA-CapEx)	194	138	40.1		22.5	60	44	36.9		14.8

Note:	OIBDA is presented before management and brand fees.

(1)	Margin over revenues includes fixed to mobile interconnection.
January — September 2010 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - September					July - September
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

PERU
Revenues	1,466	1,287	13.9		1.6	510	427	19.4		2.2
OIBDA	598	528	13.2		1.0	235	188	24.5		7.3
OIBDA margin	40.8%	41.0%	(0.3	p.p.)		46.0%	44.1%	1.9	p.p.
CapEx	175	126	38.8		23.9	100	58	72.4		50.9
OpCF (OIBDA-CapEx)	422	402	5.1		(6.2)	135	131	3.4		(11.9)
T. Móviles Perú
Revenues	735	627	17.2		4.5	260	208	25.2		7.3
Service revenues	625	518	20.7		7.7	220	171	29.1		10.5
OIBDA	298	239	24.8		11.3	116	85	37.1		18.0
OIBDA margin	40.6%	38.1%	2.5	p.p.		44.8%	40.9%	3.9	p.p.
CapEx	80	51	56.4		39.5	49	27	80.3		58.4
OpCF (OIBDA-CapEx)	218	188	16.2		3.6	67	58	16.5		(1.0)
Telefónica del Perú
Revenues	832	758	9.7		(2.1)	285	250	13.8		(2.7)
OIBDA	299	290	3.2		(7.9)	119	102	17.3		1.1
OIBDA margin	36.0%	38.3%	(2.3	p.p.)		41.8%	40.6%	1.3	p.p.
CapEx	95	75	26.9		13.2	50	30	65.4		44.1
OpCF (OIBDA-CapEx)	204	215	(5.1)		(15.3)	69	71	(3.2)		(17.2)

COLOMBIA
Revenues	1,133	954	18.8		(1.4)	408	323	26.2		3.4
OIBDA	397	277	43.2		18.8	157	107	46.9		20.4
OIBDA margin	35.0%	29.1%	6.0	p.p.		38.4%	33.0%	5.4	p.p.
CapEx	206	164	25.5		4.2	104	75	38.3		14.3
OpCF (OIBDA-CapEx)	191	113	68.6		40.0	52	31	67.8		35.7
T. Móviles Colombia
Revenues	639	513	24.5		3.4	232	179	29.5		6.0
Service revenues	598	484	23.5		2.5	216	167	29.6		6.1
OIBDA	208	131	58.6		31.6	82	71	15.6		(6.8)
OIBDA margin	32.6%	25.6%	7.0	p.p.		35.5%	39.8%	(4.3	p.p.)
CapEx	96	77	24.7		3.5	48	48	(0.0)		(18.5)
OpCF (OIBDA-CapEx)	112	54	106.3		71.3	35	24	47.0		17.0
Telefónica Telecom
Revenues	524	463	13.1		(6.1)	187	152	23.2		1.1
OIBDA	188	146	29.0		7.1	74	35	109.6		77.8
OIBDA margin	36.0%	31.5%	4.4	p.p.		39.6%	23.2%	16.3	p.p.
CapEx	110	87	26.2		4.8	57	28	103.9		72.4
OpCF (OIBDA-CapEx)	79	59	33.2		10.6	17	8	130.4		100.2

MEXICO (T. Móviles Mexico)
Revenues	1,374	1,136	20.9		8.4	450	385	16.8		1.7
Service revenues	1,235	1,040	18.7		6.4	408	354	15.1		0.2
OIBDA	474	402	18.0		5.8	161	165	(2.5)		(14.7)
OIBDA margin	34.5%	35.4%	(0.9	p.p.)		35.8%	42.9%	(7.1	p.p.)
CapEx (1)	1,194	132	n.m.		n.m.	1,104	45	n.m.		n.m.
OpCF (OIBDA-CapEx)	(720)	270	c.s.		c.s.	(942)	120	c.s.		c.s.

VENEZUELA (T. Móviles Venezuela) (2)
Revenues	1,608	2,644	(39.2)		14.0	428	919	(53.4)		12.1
Service revenues	1,450	2,200	(34.1)		22.0	396	776	(49.0)		20.2
OIBDA	753	1,310	(42.5)		6.7	221	457	(51.7)		12.4
OIBDA margin	46.8%	49.5%	(2.7	p.p.)		51.6%	49.8%	1.8	p.p.
CapEx	162	193	(16.2)		47.2	41	62	(33.6)		49.4
OpCF (OIBDA-CapEx)	591	1,117	(47.1)		(0.6)	180	395	(54.5)		6.0

CENTRAL AMERICA (3)
Revenues	422	416	1.4		(1.6)	140	128	10.1		(0.9)
Service revenues	395	398	(0.8)		4.2	131	122	6.9		(3.4)
OIBDA	137	176	(22.4)		(24.6)	44	56	(21.1)		(29.2)
OIBDA margin	32.4%	42.3%	(9.9	p.p.)		31.6%	44.1%	(12.5	p.p.)
CapEx	55	26	108.7		103.4	25	15	63.4		51.3
OpCF (OIBDA-CapEx)	82	150	(45.5)		(47.1)	20	41	(52.3)		(58.9)

ECUADOR (T. Móviles Ecuador)
Revenues	294	249	18.2		13.8	103	82	25.4		13.4
Service revenues	256	223	14.9		10.6	89	73	22.7		10.8
OIBDA	88	77	14.4		10.2	32	26	21.8		10.5
OIBDA margin	29.9%	30.9%	(1.0	p.p.)		31.3%	32.2%	(0.9	p.p.)
CapEx	33	31	4.9		1.0	15	10	38.8		26.3
OpCF (OIBDA-CapEx)	55	46	21.0		16.5	18	16	10.6		0.2
Note:

•	OIBDA is presented before management and brand fees.

(1)
CapEx includes 1,010 million euros from the acquisition of sprectrum in Mexico in the third quarter of 2010. Excluding spectrum and in organic terms, CapEx would grow 24.6% and OpCF would drop 3.4% year on year in the first nine months of the year.

(2)
2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2009, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(3)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — September 2010 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - September					July - September
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	164	126	30.0		7.7	53	42	27.5		5.7
Service revenues	155	117	32.3		9.6	50	39	29.1		7.0
OIBDA	69	45	54.0		27.5	22	16	42.5		18.2
OIBDA margin	42.2%	35.6%	6.6	p.p.		41.9%	37.5%	4.4	p.p.
CapEx	12	14	(10.8)		(26.1)	4	1	587.8		n.m.
OpCF (OIBDA-CapEx)	57	31	82.7		51.3	18	15	20.1		0.6
Note: OIBDA is presented before management and brand fees.
January — September 2010 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
During the first nine months of 2010, Telefónica Europe delivered robust financial performance with continued investment in the customer base, supporting growth in the adoption of smartphones and increased mobile broadband usage.
Telefónica Europe total customer base reached 55.3 million at the end of September 2010 (+13.8% year-on-year, +5.8% year-on-year in organic terms), driven by continued growth in the mobile contract segment, and also in prepay following several successful campaigns in UK and Germany.
A continued focus on customer investment in competitive markets across the Group resulted in mobile customer net additions for the first nine months of 2.0 million in organic terms, with 722 thousand net additions in the third quarter.
This resulted in the total mobile customer base increasing 5.5% year-on-year to 45.9 million at the end of September 2010. The contract customer base increased 8.7% year-on-year, representing 48% of the total customer base (+1 percentage points year-on-year). Mobile broadband customer base increased 46% year-on-year up to September 2010 to reach more than 8.5 million accesses.
Telefónica Europe’s wireline retail broadband accesses reached 3.9 million lines at the end of the third quarter, adding 2.3 million lines in the nine months of the year (+148 thousand in organic terms).
Telefónica Europe revenue growth in the year to September accelerated to 3.7% year-on-year in organic terms (+3.2% year-on-year in the first half) with Manx Telecom no longer contributing to Group results from July and mobile termination rate cuts in the UK not affecting year-on-year comparisons since August. Excluding the impact from mobile termination rate cuts, organic revenue growth in the year to September was 6.4% year-on-year. UK and Germany continued to drive organic revenue growth for the Group, offsetting challenging market conditions in Czech Republic and Ireland and reflecting the value of our diversified asset portfolio.
Reported revenues reached 11,238 million euros in the nine months to September, a growth of 11.8% year-on-year (+13.7% year-on-year in the third quarter). HanseNet and JaJah contributed 582 million euros to revenues in the nine months to September (236 million euros in the third quarter).
Non-P2P SMS data revenue growth remained solid at 28.4% year-on-year in the nine months to September in organic terms driven by the continued adoption of mobile broadband across the Group.
Operating expenses stood at 8,514 million euros in the nine months to September, increasing 7.0% year-on-year in organic terms (+15.8% year-on-year in reported terms). It is important to note that the evolution of operating expenses is impacted by 228 million euros of restructuring costs in the year to September 2010 (205 million in the third quarter of 2010, from which 202 million were allocated in Germany) and 42 million euros in the year to September 2009 (39 million euros in the third quarter of 2009, from which 28 million euros and 7 million euros were allocated in UK and Germany, respectively). Excluding restructuring costs, the year-on-year organic increase would have been 4.5% in the first nine months of the year, mainly driven by the increased acquisition and retention activity across the Group, partially compensated by savings in supply costs due to lower mobile termination rates.
In the nine months to September, operating income before depreciation and amortization (OIBDA) amounted to 2,929 million euros (-5.9% year-on-year in organic terms). In reported terms, OIBDA grew 1.8% year-on-year in the January to September period (-10.6% year-on-year in the third quarter), with HanseNet and JaJah contributing 93 million euros in the first nine months of the year, and 36 million euros in the third quarter.

[1]
Organic growth: in financial terms, assumes constant exchange rates (average of January-September 2009) and excludes HanseNet and JaJah contributions, included in Telefónica Europe’s consolidation perimeter from mid-February 2010 and January 1st, 2010, respectively. Manx Telecom results in the third quarter of 2009 are excluded. OIBDA also excludes capital gain from the sale of Manx Telecom (61 million euros) in the second quarter of 2010 and CapEx excludes the acquisition of spectrum in Germany in May, 2010 (1,379 million euros). In access terms, comparisons exclude HanseNet and Manx Telecom. Net additions also exclude the disconnection of 111 thousand inactive mobile contract customers in the Czech Republic in the second quarter of 2010.

January — September 2010 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
In addition to the above mentioned restructuring charges, organic OIBDA evolution in the nine months to September was impacted by a number of one-offs: i) Universal Service Obligation in the Czech Republic (2009: 6 million euros in the nine months and 3 million euros in the third quarter, 2010: 1 million euro in the nine months and 0.4 million euros in the third quarter), ii) real estate gains in the Czech Republic (13 million euros, mainly booked in the first quarter of 2009) and iii) the proceeds from the settlement agreement with T-Mobile in the Czech Republic, mainly booked in the second quarter of 2009 (39 million euros). Excluding these one-offs, as well as restructuring costs, year-on-year organic OIBDA growth was 2.5% in the first nine months of 2010.
OIBDA margin was 26.1% in first nine months of 2010, relatively flat over the same period of 2009 in organic terms, and -0.4 percentage points if the above mentioned one-offs and restructuring costs were also excluded from the calculation. In the third quarter, OIBDA margin was 22.6% (-1.3 percentage points over the same period of the previous year excluding one-offs and restructuring costs).
CapEx amounted to 2,541 million euros in the first nine months of 2010, a two fold increase over the previous year in reported terms due to additional spectrum investment made in Germany during the second quarter (1,379 million euros). In organic terms, CapEx declined 9.7% year-on-year in the first nine months of 2010, following the completion of the German network rollout. We continued to focus on strategic investments to ensure the best user experience.
Operating cash flow (OIBDA-CapEx) was 387 million euros in the first nine months of the year (1,766 million euros excluding the acquisition of additional spectrum in Germany). Operating cash flow posted a 3.2% year-on-year decline in organic terms in the first nine months of 2010, but showed growth acceleration to 14.0% year-on-year from the first half (+10.3% year-on-year) if one-offs and restructuring costs were also excluded from the calculation.
TELEFÓNICA O2 UK
Telefónica O2 UK continued to deliver strong growth by focussing on offering customers the best user experience in a market which remains highly competitive, maintaining a leading contract churn. Growth was achieved through careful optimisation of our investment in acquisition and retention activity, extending the cycles between retention activities. This was evidenced by our continued performance in the market for smartphones and other high-end devices. Telefónica O2 UK has implemented data caps in its tariffs effective from 1st October. This will enable the Company to continue to offer the best user experience to the most possible number of customers whilst fostering further data monetisation.
The Company’s total mobile customer base (excluding Tesco Mobile) at the end of September 2010 reached 22.0 million customers, up 4.8% year-on-year (+4.5% year-on-year in the first half), with net additions of 352 thousand in the third quarter, an increase of 20.4% year-on-year and 658 thousand in the first nine months of the year. The majority of the growth (67% of total net additions in the quarter) continued to come from the contract segment (base grew 10.4% year-on-year), with 236 thousand customers added in the third quarter. Customer mix continued its positive trend, with contract segment being 47% of the total customer base at the end of September 2010 (+2 percentage points, year-on-year). In the prepay segment, there were 115 thousand net additions in the quarter, which is a positive evolution compared to the net disconnections in the prior quarter and in the same period of the previous year. The improvement was due to successful campaigns in a number of channels.
Our growth in customer numbers is underpinned by our success in retaining customers with churn for the first nine months of 2010 in the contract segment standing at 1.1% (-0.1 percentage points, year-on-year), and total churn at 2.6% (flat over the previous year). In the third quarter, total churn was 2.7% (+0.1 percentage points year-on-year) and contract churn was 1.2% (flat over the previous year) despite being negatively impacted by the insolvency of one corporate account.
January — September 2010 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Traffic volume in the third quarter continued to grow (+7.3% year-on-year), leading to a 8.5% year-on-year growth in the first nine months of 2010 to 43,067 million minutes, mainly driven by the increase in the customer base and minutes of use per customer.
The Company’s total ARPU for the first nine months of 2010 showed a 2.7% year-on-year decline in local currency to 25.1 euros, with a slightly better performance in the third quarter (-2.0% year-on-year). Excluding the impact of mobile termination rate cuts, ARPU increased by 1.4% year-on-year for the first nine months of 2010 in local currency.
Voice ARPU in the January to September 2010 period declined 7.6% year-on-year in local currency to 15.1 euros, while in the third quarter it showed a year-on-year decline of 5.3% in local currency.
Data ARPU stood at 10.0 euros for the first nine months of 2010, a 5.7% growth year-on-year in local currency (+3.4% in the third quarter), due to the continued strong contribution of non-P2P SMS ARPU (+29.0% year-on-year growth in local currency in the first nine months). This was driven by an increasing uptake in smartphones and mobile broadband usage, which partially compensates the declining trend of SMS ARPU, affected by the proliferation of bundles including unlimited SMS in the base.
Telefónica O2 UK’s wireline retail broadband Internet accesses stood at 0.7 million lines at the end of September 2010, an increase of 25.9% year-on-year.
For the first nine months of 2010, revenues increased 5.6% year-on-year in local currency to reach 5,317 million euros. Revenue growth accelerated in the third quarter to 8.5% year-on-year in local currency (+6.0% year-on-year in the second quarter). This growth performance was mainly driven by the improvement in mobile service revenue and the success of handset sales, reflecting the increased demand for smartphones from new and existing customers.
Mobile service revenues reached 4,846 million euros for the first nine months of 2010, increasing 4.9% year-on-year in local currency (+6.3% year-on-year in local currency in the third quarter). Excluding the impact of mobile termination rate cuts, mobile service revenue grew 9.3% year-on-year in local currency in the first nine months of the year (+8.3% year-on-year in the third quarter). Non-P2P SMS data revenues continued to be the main driver for revenue growth in the first nine months of the year (+34.8% year-on-year in local currency to amount 33% of total data revenues), due to the increased adoption of smartphones. Total data revenues in the first nine months of the year amounted to 40% of mobile service revenues.
Operating Income before depreciation and amortization (OIBDA) stood at 1,365 million euros for the first nine months of 2010, a growth of 8.3% year-on-year in local currency terms (+9.4% year-on-year in the third quarter). OIBDA growth would have been 5.8% year-on-year in local currency in the January-September 2010 period and 2.4% year-on-year in local currency for the third quarter, if the restructuring charge of 28 million euros in 2009 was excluded from the calculation. In the third quarter, and in line with the Company’s mobile broadband strategy, OIBDA was negatively impacted by higher commercial costs following the launch of iPhone 4.
OIBDA margin for the first nine months of 2010 was 25.7% (+0.6 percentage points increase year-on-year; +0.1 percentage points year-on-year excluding restructuring costs), and 25.3% in the third quarter (+0.2 percentage points year-on-year; -1.5 percentage points year-on-year ex restructuring costs).
CapEx increased 15.3% year-on-year in local currency terms for the first nine months of 2010 to 506 million euros, as the company continued to invest in its network to offer the right customer experience and to support the ongoing strong growth in demand for the mobile broadband.
January — September 2010 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The already mentioned evolution of the OIBDA allowed operating cash flow (OIBDA-CapEx) to increase 4.5% year-on-year in local currency in the first nine months of the year, reaching 858 million euros. Excluding restructuring costs in 2009, operating cash flow grew 0.9% year-on-year in local currency.
TELEFÓNICA O2 GERMANY
Telefónica O2 Germany delivered solid growth in both fixed and mobile service revenue in the first nine months of the year. From the end of October the Company is offering the “iPhone”, available through “My Handy” and all inclusive tariffs as the Company provides its customers with the widest range of propositions, allowing flexibility and choice.
In addition, the Company has made good progress in the integration of HanseNet, resulting in the acceleration of the restructuring plans initially expected for 2011.
The Company’s mobile customer base increased significantly, adding 1.1 million customers for the first nine months of 2010 to reach a customer base of 16.6 million (+8.0% year-on-year), driving growth from both the contract (+7.9% year-on-year) and prepay (+8.1% year-on-year) segments. Telefónica O2 Germany maintained its strong quarterly net additions, with 356 thousand in the third quarter, from which 266 thousand (+5.8% year-on-year) were driven by the prepay segment, with continued push from partner channels, particularly the Fonic brand and its recent launch of LiDL mobile, as well as continued success in marketing specific “iPad” tariffs. The contract segment momentum accelerated due to continued mobile broadband adoption, with 89 thousand net additions, a 10.1% improvement over the prior quarter. At the end of September 2010, 48% of the total customer base was in contract, stable over the previous year.
The churn in the first nine months of the year was 2.1%, stable over the first half and broadly similar to the one achieved over the same period of 2009 (+0.1 percentage points, year-on-year). Churn in the third quarter was also stable over the previous quarter and over the same period of 2009 at 2.0%.
Traffic grew 9.7% year-on-year to 18,814 million minutes in the first nine months of the year (+9.0% year on-year in the third quarter), reflecting the growth in the customer base and an increase in usage, especially within the prepay segment.
Total ARPU reached 14.9 euros in the first nine months of the year, showing a 5.6% year-on-year decline, with an improved performance in the quarter (-4.6% year-on-year).
Voice ARPU for the first nine months of 2010 decreased 10.1% year-on-year to 10.0 euros (-8.7% year-on-year in the third quarter), primarily due to mobile termination rate cuts (with no impact in the year-on-year comparison since April 2010) and continued price deflation.
Data ARPU increased 5.0% year-on-year for the first nine months of 2010 to reach 4.9 euros (+5.4% year-on-year in the third quarter), with strong contribution from non-P2P SMS data coming from a growing mobile broadband base.
The Company’s wireline retail broadband Internet accesses stood at 2.4 million as of September 2010. The net additions in the third quarter were 32 thousand, a significant improvement over the previous quarter, mainly supported by HanseNet increasing its trading activity in the market with a competitive portfolio of dual and triple play packages, including IPTV and high-speed VDSL-based broadband services. Wholesale broadband accesses declined 15.2% year-on-year due to the internalization of former HanseNet lines, but increased by 26 thousand in the third quarter to reach 1.1 million accesses.
Telefónica O2 Germany delivered strong revenue performance in the first nine months of 2010, growing 27.8% year-on-year on a reported basis (+28.6% year-on-year in the third quarter) to reach 3,512 million euros. On an organic basis, revenues increased 7.2% year-on-year in the January-September 2010 period (+4.7% year-on-year in the third quarter), sustained by growth in both mobile as well as fixed revenues. The year-on-year revenue trends compared with previous quarter are impacted by the launching of “My Handy” in the second quarter of 2009, as this product removed the handset subsidy component from service revenues.
January — September 2010 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Mobile service revenue growth was solid at 2.5% year-on-year in the first nine months of the year, reaching 2,184 million euros. Mobile service revenues saw acceleration to 3.6% year-on-year in the third quarter (+2.7% year-on-year in the second quarter), mainly driven by sustained growth in the contract segment and strong contribution from non-P2P SMS data revenues (+32.8% year-on-year in the third quarter, +34.1% year-on-year in the January-September period to reach 41% of total data revenues) due to higher mobile broadband penetration in the base. Excluding mobile termination rate cut impacts (which are not affecting year-on-year comparisons from April to end November 2010), year-on-year mobile service revenue growth in the first nine months of 2010 was 3.4%, a slight increase over the 3.3% growth reported in the first half. Total mobile data revenues amounted to 32% of mobile service revenues in the first nine months of 2010.
Operating income before depreciation and amortisation (OIBDA) totalled 634 million euros in the first nine months of 2010, a 4.9% year-on-year decline (-19.4% year-on-year in organic terms). OIBDA was negatively impacted in the third quarter of 2010 by a restructuring charge of 202 million euros. This includes a reduction of more than 1,000 employees. This was brought forward from our 2011 plans due to acceleration in the integration of Telefónica O2 Germany and HanseNet. Excluding the impacts from restructuring in 2009 (7 million euros to September) and the charge in 2010, OIBDA year-on-year growth was 24.2% year-on-year in the first nine months of the year (+9.5% year-on-year in organic terms excluding restructuring costs, stable over the first half), and 25.8% year-on-year growth in the third quarter (+9.5% year-on-year growth in organic terms excluding restructuring costs). This performance was mainly driven by cost savings from the Company’s lean commercial model and the year-on-year benefit of the end of 2009 national roaming arrangements, supported by sustained revenue growth.
OIBDA margin in reported terms for the first nine months of 2010 declined 6.2 percentage points year-on-year to 18.1%. Excluding restructuring charges in both periods, OIBDA margin increased 0.5 percentage points year-on-year in organic terms for the first nine months of the year to 23.8% (24.5% in the third quarter, +1.2 percentage points year-on-year in organic terms). The OIBDA margin year-on-year performance was also negatively impacted by the consolidation of HanseNet in 1.2 percentage points in the first nine months of 2010.
CapEx totalled 1,834 million euros for the first nine months of 2010, a 3.4 fold increase over the same period of 2009 due to additional spectrum booked in the second quarter of 2010 (1,379 million euros). In organic terms, CapEx for the first nine months of 2010 was reduced by 28.8% year-on-year due to the completion of the network rollout in 2009. LTE trials are currently taking place in Munich and Halle with planned rollout to next generation technology in 2011.
Operating cash flow (OIBDA-CapEx) amounted to -1,199 million euros for the first nine months of 2010, primarily driven by the already mentioned restructuring charges and spectrum purchases. Excluding these factors, operating cash flow had a 2.7 fold increase over the previous year in organic terms.
TELEFÓNICA O2 IRELAND
In the first nine months of 2010, Telefónica O2 Ireland maintained its solid operating performance in the mobile contract segment, showing robust growth in mobile broadband, despite the challenging trading environment.
The total mobile customer base stood at 1.7 million at the end of September 2010 (-0.1% year-on-year), as growth in the contract segment (+6.8% year-on-year) offset the lower prepay customer base (-4.6%). As a result, the Company recorded an improvement of 3 percentage points year-on-year in the contract mix, with contract customers representing 42% of the base at the end of September.
January — September 2010 Results Telefónica 59

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Mobile net additions continued to grow reaching 5 thousand in the third quarter and 2 thousand for the nine months to September 2010 (compared to a net loss of 10 thousand for the same period last year). This growth was driven by the healthy momentum in contract net additions throughout the year, reaching 31 thousand for the first nine months of the year and 10 thousand in the third quarter, principally as a result of prepay to contract migrations.
Churn totalled 2.3% for the nine months to September 2010 (0.4 percentage points lower year-on-year) and 2.2% in the third quarter (0.3 percentage points better year-on-year) largely due to the successful churn management and the continued popularity of O2’s customer loyalty initiatives such as “O2 Treats” and Priority Ticketing.
Traffic carried grew by 0.7% year-on-year to 3,519 million minutes for the first nine months of 2010 (+0.5% year-on-year in the third quarter) driven by the growing contract base.
In the first nine months of the year, voice ARPU declined 10.7% year-on-year (-12.8% in the third quarter), largely due to customers optimizing their behaviour and mobile termination rate cuts. Data ARPU increased 4.1% for the year to September 2010 and accelerated to 7.8% year-on-year in the third quarter, driven by strong growth from non-P2P SMS data revenues (+10.3% in the first nine months of the year and +11.1% year-on-year in the third quarter to amount 38% of total data revenues in the January-September period). As a result, total mobile ARPU declined 6.4% year-on-year for the nine months to September (-6.9% year-on-year in the third quarter) to reach 37.1 euros. Excluding the impact of mobile termination rate cuts, ARPU would have declined 4.5% in the first nine months of the year (-3.9% in the third quarter year-on-year).
As a result, revenues declined 5.3% year-on-year to 641 million euros for the first nine months of 2010 (-2.2% year-on-year in the third quarter) mainly impacted by the optimisation of usage, decreasing roaming revenues and mobile termination rate cuts. Mobile service revenues declined year-on-year by 7.4% to 587 million euros for the first nine months of 2010 (-7.2% year-on-year in the third quarter). Excluding the impact of mobile termination rate cuts, mobile service revenues would have declined 5.7% year-on-year for the first nine months and 4.4% in the third quarter of the year. Total data revenues in the first nine months amounted 32% of service revenues in the first nine months.
Operating income before depreciation and amortization (OIBDA) totalled 201 million euros for the first nine months of the year, 10.1% lower year-on-year (-6.8% in the third quarter). OIBDA was mainly impacted by restructuring charges in 2010 (7 million euros in the first quarter of the year and 3 million in the third quarter). Excluding the impact of restructuring costs, OIBDA would have declined 6.7% year-on-year for the first nine months of the year (-4.6% year-on-year in the third quarter). As a result, reported OIBDA margin was 31.4% in the first nine months (0.5 percentage points lower year-on-year excluding restructuring costs) and 33.3% in the third quarter (-0.9 percentage points year-on-year excluding restructuring costs).
CapEx for the first nine months of the year totalled 42 million euros (+9.6% year-on-year increase) with Operating cash flow (OIBDA-CapEx) declining 14.1% year-on-year to 159 million euros (-10.0% year-on-year excluding restructuring costs).
TELEFÓNICA O2 CZECH REPUBLIC
In the first nine months of the year, Telefónica O2 Czech Republic operating performance remained resilient, with the fixed business stabilising and the mobile contract segment delivering growth, despite the tough trading environment.
The total number of accesses for Telefónica O2 Czech Republic, including Slovakia, reached 8.5 million at the end of September 2010, a growth of 2.5% year-on-year.
In September 2010, the mobile customer base in the Czech Republic stood at 4.9 million (-1.4% year-on-year), impacted by the disconnection of 111 thousand inactive customers in the second quarter of 2010. Net additions of 14 thousand customers in the third quarter were driven by the contract segment, which increased by 37 thousand customers due to the continuous uptake of “O2 Neon” tariffs and by customers migrating from the prepay to the contract segment. This resulted in a contract base growth of 2.6% compared to September 2009. The improvement in the prepay segment also continued, with net losses of 23 thousand customers in the third quarter (compared to net losses of 34 thousand and -35 thousand customers in the second and first quarter of the year, respectively). In the first nine months, total mobile net additions stood at 23 thousand customers, excluding the disconnection of 111 thousand inactive customers in the second quarter of 2010.
January — September 2010 Results Telefónica 60

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The fixed telephony accesses reached 1.7 million lines at the end of September 2010 (-5.8% year-on-year), after recording 23 thousand net losses in the third quarter, showing a sequential improvement (22.8% lower losses compared to the second quarter), helped by solid uptake of naked accesses following the introduction of a broadband centric proposition in 2009.
Retail Internet broadband accesses continued to show strong growth (+12.1% year-on-year) following refreshed propositions to reach 736 thousand accesses, with 53 thousand net additions for the first nine months of 2010 and 17 thousand in the third quarter. The total number of Pay TV customers were down 3.8% year-on-year at the end of September to 131 thousand.
Telefónica O2 Slovakia maintained its sound commercial momentum, reaching a mobile customer base of 781 thousand at the end of September 2010, up 68.7% year-on-year. In the first nine months of the year, net additions reached 228 thousand (+65.7% year-on-year) while in the third quarter, the Company reported another strong quarter, recording 73 thousand net additions (+57.4% year-on-year). The contract customer base reached 286 thousand with 91 thousand net additions in the first nine months (+56.0% year-on-year) and 29 thousand net additions in the quarter (+33.2% year-on-year). Contract customers represented 37% of total customer base at the end of September 2010, up 3 percentage points, year-on-year.
Churn in the Czech mobile business stood at 2.4% for the nine months to September 2010 (+0.5 percentage points year-on-year) mainly due to the disconnection of inactive customers in the second quarter. In the third quarter of the year, churn reached 2.2% (+0.2 percentage points year-on-year).
Mobile traffic carried in the Czech Republic for the first nine months of 2010 increased by 7.9% year-on-year (+5.6% year-on-year in the third quarter) to 6,558 million minutes. This was driven by higher contract base and successful adoption of “O2 Neon” tariffs.
Voice ARPU posted a year-on-year decline of 9.7% in local currency in the first nine months 2010 (-9.0% year-on-year in the third quarter of 2010), largely due to the further mobile termination rate cuts. Data ARPU in the first nine months of the year was 6.2% lower year-on-year in local currency, improving the trend compared to previous quarters (-2.4% year-on-year in local currency in the third quarter, -5.8% year-on-year in the second quarter and -10.2% year-on-year in the first quarter). This improvement was mainly due to the launch of new propositions as a result of continued mobile broadband network deployment.
As a result, total ARPU recorded a year-on-year reduction of 8.8% in local currency for the first nine months of 2010 to reach 18.5 euros (-7.4% year-on-year in the third quarter). Excluding the impact of mobile termination rate cuts, ARPU declined by 4.6% year-on-year for the first nine months of 2010 in local currency (-3.5% year-on-year in the third quarter).
Revenues for the first nine months of 2010 were 1,634 million euros, a year-on-year decline of 6.8% in constant currency (-7.6% year-on-year in the third quarter). Excluding the impact of Universal Service Obligation (13 million euros in the first nine months of 2009 and 1 million euros in the first nine months of 2010), revenues would have declined by 6.2% in constant currency for the nine months of 2010 (-6.7% in the third quarter).
January — September 2010 Results Telefónica 61

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Fixed revenues in the Czech Republic declined by 8.3% year-on-year in local currency to 712 million euros for the first nine months of 2010, a 11.0% year-on-year decline in the third quarter in local currency (excluding Universal Service Obligation impact: -6.8% in the first nine months and -8.8% year-on-year in the third quarter), as a result of the lower government spend in ICT services.
Mobile service revenues in the Czech Republic declined year-on-year by 8.3% in local currency to 808 million euros for the first nine months of 2010 (-8.8% year-on-year in the third quarter), impacted by the optimisation of usage, additional mobile termination rate cuts and lower incoming traffic. Excluding the impact of mobile termination rate cuts, service revenues would have declined 4.0% and 4.9% year-on-year in local currency for the first nine months of the year and for the third quarter, respectively. In contrast, revenues from Telefónica O2 Slovakia increased by 54.1% year-on-year for the first nine months of 2010 (+59.3% year-on-year in the third quarter).
Operating Income before depreciation and amortization (OIBDA) declined 14.9% year-on-year in constant currency to 703 million euros for the first nine months of 2010 (-10.2% in the third quarter), impacted by revenue performance as well as by a number of non recurring items: i) Universal Service Obligation (6 million euros in the first nine months of 2009 and 1 million euro in the first nine months of 2010), ii) restructuring charges in 2010 (17 million euros), iii) real estate gains in the first nine months of 2009 (13 million euros), and iv) the proceeds from the settlement agreement with T-Mobile in the second quarter of 2009 (39 million euros).
In constant currency terms, and excluding the above-mentioned non recurring factors, OIBDA to September would have declined 6.1% year-on-year (-8.9% in the third quarter) and OIBDA margin would have remained flat in the first nine months of 2010. Reported OIBDA margin reached 43.0% in the first nine months and 45.3% in the third quarter of 2010.
Operating cash flow (OIBDA-CapEx) for the first nine months 2010 reached 557 million euros, (-14.1% year-on-year in constant currency; -2.6% if the above mentioned factors were excluded from the calculation), with a 17.6% year-on-year decline in CapEx in constant currency to 146 million euros.
January — September 2010 Results Telefónica 62

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2009		2010
	September	December	March	June	September	% Chg

Final Clients Accesses	47,182.1	47,814.9	52,769.9	53,355.5	54,080.0	14.6
Fixed telephony accesses (1)	1,847.1	1,827.5	3,620.8	3,564.7	3,533.5	91.3
Internet and data accesses	1,656.8	1,754.7	4,364.0	4,382.4	4,409.4	166.1
Narrowband	142.6	137.3	559.4	537.9	528.6	n.m.
Broadband	1,483.6	1,589.1	3,776.0	3,815.5	3,852.8	159.7
Other (2)	30.6	28.3	28.5	29.0	28.0	(8.3)
Mobile accesses	43,542.3	44,095.0	44,599.5	45,217.0	45,938.5	5.5
Prepay (3)	23,163.8	23,098.5	23,167.9	23,430.4	23,787.9	2.7
Contract (4)	20,378.6	20,996.5	21,431.6	21,786.6	22,150.6	8.7
Pay TV	135.9	137.6	185.6	191.4	198.6	46.2

Wholesale Accesses (5)	1,403.2	1,425.2	1,152.5	1,186.1	1,216.2	(13.3)

Total Accesses	48,585.3	49,240.1	53,922.4	54,541.6	55,296.3	13.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	December 2009 includes the disconnection of inactive mobile prepay customers in Germany.

(4)	June 2010 includes the disconnection of inactive mobile contract customers in Czech Republic.

(5)	Includes Unbundled Lines by T. O2 Germany.

Notes:

•	Accesses include Manx Telecom customers.

•	Starting March 2010, T. Europe includes accesses from HanseNet.
January — September 2010 Results Telefónica 63

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2010	2009	% Chg		2010	2009	% Chg

Revenues	11,238	10,055	11.8		3,960	3,484	13.7
Internal exp capitalized in fixed assets	137	158	(13.2)		48	50	(3.1)
Operating expenses	(8,514)	(7,351)	15.8		(3,117)	(2,536)	22.9
Supplies	(4,856)	(4,592)	5.7		(1,769)	(1,570)	12.7
Personnel expenses	(1,274)	(1,003)	27.0		(561)	(359)	56.3
Subcontracts	(2,243)	(1,671)	34.2		(742)	(580)	27.9
Bad debt provision	(128)	(73)	75.1		(40)	(23)	76.4
Taxes	(14)	(12)	15.6		(5)	(4)	10.8
Other net operating income (expense)	6	3	119.2		1	1	142.1
Gain (loss) on sale of fixed assets	62	14	n.m.		1	1	45.0
Impairment of goodwill and other assets	(1)	(1)	(31.4)		(0)	(0)	(22.4)
Operating income before D&A (OIBDA)	2,929	2,878	1.8		894	999	(10.6)
OIBDA Margin	26.1%	28.6%	(2.6	p.p.)	22.6%	28.7%	(6.1	p.p.)
Depreciation and amortization	(2,276)	(2,188)	4.1		(794)	(737)	7.7
Operating income (OI)	652	690	(5.5)		100	262	(61.9)

Notes:

•	OIBDA and OI before management and brand fees.

•
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and Manx Telecom has been excluded from the consolidation perimeter since July, 2010.

•
OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is affected by 202 million euros of restructuring costs in T.O2 Germany in the third quarter of 2010.

•
In comparable terms, revenues of T. Europe would increase 6.4%, OIBDA would grow 2.5% and OpCF would gain 14.0%. Comparable terms assume constant exchange rates of the same period in the previous year and exclude HanseNet (since mid February 2010), JaJah (January-September 2010) and Manx Telecom (July-September 2009). OIBDA also excludes capital gain from the sale of Manx Telecom in the second quarter of 2010 and CapEx excludes the acquisition of spectrum in Germany in the second quarter of 2010. Additionally, it excludes 1) restructuring costs of 228 million euros in the year to September 2010 (205 million in the third quarter of 2010, from which 202 million were allocated in Germany) and 42 million euros in the year to September 2009 (39 million euros in the third quarter of 2009, from which 28 million euros and 7 million euros were allocated in UK and Germany, respectively), 2) Universal Service Obligation in the Czech Republic (2009: 6 million euros in the nine months and 3 million euros in the third quarter, 2010: 1 million euro in the nine months and 0.4 million euros in the third quarter), 3) real estate gains in the Czech Republic (13 million euros, mainly booked in the first quarter of 2009) and 4) the proceeds from the settlement agreement with T-Mobile in the Czech Republic, mainly booked in the second quarter of 2009 (39 million euros).

January — September 2010 Results Telefónica 64

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2009		2010
	September	December	March	June	September	% Chg

TELEFÓNICA O2 UK
Final Clients Accesses	21,487.9	21,890.8	21,987.9	22,255.6	22,620.9	5.3
Internet and data accesses	527.1	591.5	632.4	650.0	663.8	25.9
Broadband	527.1	591.5	632.4	650.0	663.8	25.9
Mobile accesses	20,960.8	21,299.3	21,355.5	21,605.6	21,957.1	4.8
Prepay	11,637.4	11,740.3	11,602.0	11,544.6	11,659.6	0.2
Contract	9,323.5	9,558.9	9,753.5	10,061.0	10,297.4	10.4
Total Accesses	21,487.9	21,890.8	21,987.9	22,255.6	22,620.9	5.3

TELEFÓNICA O2 GERMANY
Final Clients Accesses	15,672.6	15,792.5	20,571.4	20,934.3	21,344.5	36.2
Fixed telephony accesses	0.0	0.0	1,826.3	1,779.4	1,797.3	n.m.
Internet and data accesses	272.3	285.1	2,832.5	2,824.7	2,851.2	n.m.
Narrow Band	0.0	0.0	428.0	411.4	406.2	n.m.
Broadband	272.3	285.1	2,404.5	2,413.3	2,445.1	n.m.
Mobile accesses	15,400.3	15,507.4	15,864.7	16,272.1	16,628.0	8.0
Prepay (1)	7,959.9	7,807.0	8,009.9	8,336.0	8,602.5	8.1
Contract	7,440.4	7,700.4	7,854.8	7,936.0	8,025.5	7.9
Pay TV	0.0	0.0	47.9	58.2	68.0	n.m.
Wholesale Accesses (2)	1,295.4	1,316.8	1,040.1	1,072.6	1,098.6	(15.2)
Total Accesses	16,968.0	17,109.3	21,611.5	22,006.9	22,443.0	32.3

TELEFÓNICA O2 IRELAND
Mobile accesses	1,717.5	1,714.3	1,705.6	1,710.8	1,716.2	(0.1)
Prepay	1,041.1	1,022.5	1,003.8	997.6	993.6	(4.6)
Contract	676.4	691.8	701.8	713.1	722.7	6.8
Total Accesses	1,717.5	1,714.3	1,705.6	1,710.8	1,716.2	(0.1)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,678.0	7,701.5	7,696.4	7,558.5	7,559.1	(1.5)
Fixed telephony accesses (3)	1,790.0	1,770.6	1,737.5	1,708.3	1,685.8	(5.8)
Naked ADSL	29.8	62.1	89.8	114.8	138.8	n.s
VoIP	14.0	16.9	23.4	28.5	33.1	137.4
Internet and data accesses	829.5	848.7	868.4	874.8	886.5	6.9
Narrowband	142.6	137.3	131.4	126.5	122.4	(14.2)
Broadband	656.3	683.1	708.4	719.3	736.1	12.1
Other (4)	30.6	28.3	28.5	29.0	28.0	(8.3)
Mobile accesses	4,922.7	4,944.6	4,952.7	4,842.2	4,856.2	(1.4)
Prepay	2,176.7	2,130.2	2,094.8	2,060.4	2,037.6	(6.4)
Contract (5)	2,746.0	2,814.4	2,857.9	2,781.8	2,818.6	2.6
Pay TV	135.9	137.6	137.7	133.2	130.6	(3.8)
Wholesale Accesses	107.9	108.4	112.4	113.5	117.7	9.1
Total Accesses	7,785.9	7,810.0	7,808.8	7,672.0	7,676.7	(1.4)

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	463.1	552.9	645.7	708.6	781.1	68.7
Prepay	305.9	357.2	418.1	450.6	494.6	61.7
Contract	157.2	195.6	227.6	257.9	286.4	82.2
Total Accesses	463.1	552.9	645.7	708.6	781.1	68.7

(1)	450 thousand inactive prepay accesses were disconnected in December 2009.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

(5)	111 thousand inactive contract customers were disconnected in June 2010.

Note:	Starting March 2010, T. O2 Germany includes accesses from HanseNet.
January — September 2010 Results Telefónica 65

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009		2010
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	13,579	14,176	14,155	14,346	14,565	7.3
ARPU (EUR)	25.5	24.0	24.0	25.3	26.1	(2.0)
Prepay	12.4	11.7	11.3	11.7	12.0	(7.7)
Contract	42.0	39.1	39.4	41.0	42.1	(4.0)
Data ARPU (EUR)	9.6	9.5	9.6	10.1	10.4	3.4
% non-P2PSMS over data revenues	29.3%	29.4%	30.7%	33.7%	33.1%	3.8	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,775	6,108	6,223	6,299	6,292	9.0
ARPU (EUR) (1)	15.7	15.3	14.8	14.8	15.0	(4.6)
Prepay (1)	5.9	5.8	5.7	6.0	6.2	3.9
Contract	26.1	25.2	24.2	23.9	24.3	(6.9)
Data ARPU (EUR) (1)	4.6	4.8	5.0	4.7	4.9	5.4
% non-P2PSMS over data revenues	37.4%	40.7%	40.9%	39.4%	43.5%	6.0	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,166	1,177	1,166	1,181	1,172	0.5
ARPU (EUR)	39.9	39.5	37.4	36.9	37.2	(6.9)
Prepay	25.8	26.5	21.8	27.0	24.3	(5.6)
Contract	62.1	58.8	60.1	50.9	55.1	(11.3)
Data ARPU (EUR)	11.6	12.1	12.0	12.1	12.5	7.8
% non-P2PSMS over data revenues	36.2%	38.3%	38.3%	39.5%	37.4%	1.2	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	2,054	2,153	2,127	2,260	2,170	5.6
ARPU (EUR) (3)	19.9	19.1	17.8	18.6	19.0	(7.4)
Prepay	8.7	8.7	7.6	8.2	8.2	(7.5)
Contract (3)	29.0	27.1	25.3	26.3	26.9	(10.1)
Data ARPU (EUR) (3)	4.9	4.6	4.5	4.6	4.9	(2.4)
% non-P2PSMS over data revenues	45.7%	43.9%	45.0%	43.8%	45.1%	(0.6	p.p.)

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2010 Results Telefónica 66

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009		2010
	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	39,680	53,856	14,155	28,502	43,067	8.5
ARPU (EUR)	25.0	24.7	24.0	24.6	25.1	(2.7)
Prepay	12.5	12.3	11.3	11.5	11.7	(10.0)
Contract	41.4	40.8	39.4	40.2	40.9	(4.6)
Data ARPU (EUR)	9.2	9.3	9.6	9.9	10.0	5.7
% non-P2PSMS over data revenues	26.6%	27.4%	30.7%	32.2%	32.5%	5.9	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	17,150	23,257	6,223	12,522	18,814	9.7
ARPU (EUR) (1)	15.8	15.6	14.8	14.8	14.9	(5.6)
Prepay (1)	5.6	5.7	5.7	5.8	6.0	6.0
Contract	26.5	26.1	24.2	24.0	24.1	(8.9)
Data ARPU (EUR) (1)	4.6	4.7	5.0	4.9	4.9	5.0
% non-P2PSMS over data revenues	35.3%	36.7%	40.9%	40.2%	41.3%	6.0	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	3,494	4,672	1,166	2,347	3,519	0.7
ARPU (EUR)	39.7	39.6	37.4	37.1	37.1	(6.4)
Prepay	25.2	25.5	21.8	24.3	24.3	(3.3)
Contract	63.0	62.0	60.1	55.5	55.3	(12.2)
Data ARPU (EUR)	11.7	11.8	12.0	12.0	12.2	4.1
% non-P2PSMS over data revenues	36.1%	36.7%	38.3%	38.9%	38.4%	2.3	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	6,080	8,232	2,127	4,387	6,558	7.9
ARPU (EUR) (3)	19.4	19.3	17.8	18.2	18.5	(8.8)
Prepay	8.4	8.5	7.6	7.9	8.0	(8.6)
Contract (3)	28.5	28.2	25.3	25.8	26.2	(12.3)
Data ARPU (EUR) (3)	4.8	4.7	4.5	4.6	4.7	(6.2)
% non-P2PSMS over data revenues	44.8%	44.6%	45.0%	44.4%	44.6%	(0.2	p.p.)

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2010 Results Telefónica 67

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September					July - September
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	5,317	4,871	9.2		5.6	1,901	1,677	13.4		8.5
Service revenues	4,846	4,469	8.4		4.9	1,714	1,542	11.1		6.3
OIBDA	1,365	1,219	12.0		8.3	481	421	14.3		9.4
OIBDA margin	25.7%	25.0%	0.6	p.p.		25.3%	25.1%	0.2	p.p.
CapEx	506	425	19.2		15.3	159	166	(4.2)		(9.2)
OpCF (OIBDA-CapEx)	858	794	8.1		4.5	322	255	26.4		21.5

TELEFÓNICA O2 GERMANY
Revenues (1)	3,512	2,747	27.8		27.8	1,242	966	28.6		28.6
Service revenues	2,184	2,131	2.5		2.5	755	729	3.6		3.6
OIBDA (1)(2)	634	667	(4.9)		(4.9)	102	235	(56.6)		(56.6)
OIBDA margin (2)	18.1%	24.3%	(6.2	p.p.)		8.2%	24.3%	(16.1	p.p.)
CapEx (3)	1,834	546	n.m.		n.m.	173	192	(9.9)		(9.9)
OpCF (OIBDA-CapEx) (2)(3)	(1,199)	120	c.s		c.s.	(71)	43	c.s.		c.s

TELEFÓNICA O2 IRELAND
Revenues	641	677	(5.3)		(5.3)	221	226	(2.2)		(2.2)
Service revenues	587	634	(7.4)		(7.4)	198	213	(7.2)		(7.2)
OIBDA	201	224	(10.1)		(10.1)	74	79	(6.8)		(6.8)
OIBDA margin	31.4%	33.1%	(1.7	p.p.)		33.3%	34.9%	(1.6	p.p.)
CapEx	42	38	9.6		9.6	18	16	14.3		14.3
OpCF (OIBDA-CapEx)	159	186	(14.1)		(14.1)	55	63	(12.1)		(12.1)

TELEFÓNICA O2 CZECH REPUBLIC (4)
Revenues	1,634	1,682	(2.8)		n.c.	555	585	(5.2)		n.c.
Service revenues	808	843	(4.2)		n.c.	274	292	(6.2)		n.c.
OIBDA	703	791	(11.1)		n.c.	251	272	(7.7)		n.c.
OIBDA margin	43.0%	47.0%	(4.0	p.p.)		45.3%	46.5%	(1.2	p.p.)
CapEx	146	170	(14.1)		n.c.	54	63	(14.9)		n.c.
OpCF (OIBDA-CapEx)	557	620	(10.2)		n.c.	197	209	(5.5)		n.c.

Notes:

•	OIBDA before management and brand fee.

•	HanseNet has been included in T. O2 Germany’s consolidation perimeter since mid February 2010.

(1)	Excluding HanseNet and restructuring costs in Germany, revenues of T.02 Germany would increase 7.2% and OIBDA would grow 9.5% in the first nine months of the year.

(2)	OIBDA is affected by 202 million euros of restructuring costs in T. O2 Germany in the third quarter of 2010.

(3)
CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010. Excluding spectrum and in organic terms, CapEx would fall 28.8% and excluding restructuring costs in Germany, OpCF would have a 2.7 fold increase year-on-year in the first nine months of 2010.

(4)	Includes Slovakia, except in service revenues.
January — September 2010 Results Telefónica 68

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP1
Revenues for the Atento Group advanced 24.6% year-on-year to 1,209 million euros in the first nine months of 2010, with year-on-year growth accelerating for the third consecutive quarter:+14.2% in the first quarter, +27.0% in the second quarter and +32.2% in the third quarter.
Organic revenue growth was 13.2% in the first nine months, accelerating by 3.9 percentage points relative to the year-on-year growth reported in the first half of the year.
Multi-sector customer growth (outside the Telefónica Group) continued to drive diversification of the Atento customer portfolio, generating 49% of revenues, up from 48% in January-September 2009.
By region, the Brazilian business, which accounted for more than half the revenue growth in the first nine months of 2010, both in reported and organic terms, contributed 54% of Atento revenues, up from 49% in the same period in 2009. The Americas region and EMEAA contributed 30% and 16% of revenues respectively, down from 34% and 18% in January-September 2009. It is worth highlighting that the offshored business accounted for 6.7% of revenues, mainly from Spain and Mexico to Central America, Colombia and Morocco.
Operating income before depreciation and amortization (OIBDA) in the first nine months amounted to 126 million euros, up 23.8% compared with the same period in 2009 (+11.7% in organic terms) and was impacted by the restructuring expenses reported in the second quarter of 2010. OIBDA in the third quarter advanced 50.2% year-on-year.
Cumulative OIBDA margin stood at 10.4%, in line with the margin for the first nine months of 2009 (-0.1 percentage points in reported and organic terms). The OIBDA margin reached 13.1% in the third quarter (+1.6 percentage points compared with the same quarter in 2009).
CapEx at the end of September 2010 stood at 56 million euros, year-on-year growth of 66.4% (+52.0% in organic terms). Most investments in the period were aimed at satisfying the growth in demand through the construction of new customer service positions, and equipment acquisition as well as renewed equipment in Brazil and Mexico.
As a result, operating cash flow (OIBDA-CapEx) totalled 70 million euros in the January-September 2010 period, up 2.9% year-on-year, though down 8.2% in organic terms.
Atento had 145,867 employees at the end of September 2010, 14.0% more than at the end of September 2009.

[1]	Organic growth assumes 2009 average exchange rates for the period and excludes hyperinflationary adjustments in Venezuela in both 2009 and 2010.

Note:	Americas region includes Mexico, Argentina, Peru, Venezuela, Colombia, Chile, Central America, Puerto Rico, Texas and the USA. EMEAA includes Spain, Czech Republic and Morocco.
January — September 2010 Results Telefónica 69

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2010	2009	% Chg		2010	2009	% Chg

Revenues	1,209	970	24.6		430	325	32.2
Internal exp capitalized in fixed assets	—	—	—		—	—	—
Operating expenses	(1,083)	(869)	24.7		(373)	(287)	30.0
Supplies	(68)	(64)	6.3		(24)	(20)	18.5
Personnel expenses	(848)	(668)	26.8		(294)	(221)	32.8
Subcontracts	(164)	(133)	22.7		(55)	(45)	21.6
Bad debt provision	(0)	(0)	n.s.		(0)	0	n.m.
Taxes	(4)	(3)	28.4		(1)	(1)	10.5
Other net operating income (expense)	0	(0)	c.s.		(0)	(0)	(94.2)
Gain (loss) on sale of fixed assets	(0)	(0)	n.m.		(0)	0	c.s.
Operating income before D&A (OIBDA)	126	102	23.8		56	38	50.2
OIBDA Margin	10.4%	10.5%	(0.1	p.p.)	13.1%	11.6%	1.6	p.p.
Depreciation and amortization	(32)	(24)	37.3		(13)	(9)	46.8
Operating income (OI)	93	78	19.7		44	29	51.2

Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2010 Results Telefónica 70

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Stake

Telefónica de España (1)	100.00
Telefónica Móviles España (1)	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y	100.00
Comunicaciones de España
Tuenti (2)	91.18
Iberbanda	58.94

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica Móviles España, S.A.U.
TELEFÓNICA LATINOAMÉRICA

% Stake

Telesp (1)	87.95
Telefónica del Peru (2)	98.34
Telefónica de Argentina	100.00
TLD Puerto Rico	100.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)(6)	100.00
T. Móviles Argentina	100.00
T. Móviles Peru	100.00
T. Móviles Mexico (6)	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panama	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile) (6)	100.00

(1)	Effective stake 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile Ltda. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates 100% of all the assets and liabilities of the subsidiary Vivo, S.A., through stake at Vivo Participaçoes, S.A. (59.42%).

(6)	Company owned through Telefónica S.A.
TELEFÓNICA EUROPE

% Stake

Telefónica O2 UK	100.00
Telefónica O2 Germany (1)	100.00
Telefónica O2 Ireland	100.00
Be	100.00
HanseNet (Germany) (2)	100.00
Jajah (US)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A.

(2)	Company owned through T. O2 Germany.

(3)	Company owned through T. O2 Czech Republic.
OTHER STAKES

% Stake

Atento Group	100.00
Telefónica de Contenidos (Spain)	100.00
Telco SpA (Italy) (1)	46.18
IPSE 2000 (Italy)	39.92
Mobipay España	16.63
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (2)	2.02
China Unicom (Hong Kong) Limited (China)	8.37
ZON Multimedia (3)	5.40
BBVA	0.97
Amper	5.78

(1)
Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.49%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.21%.

(2)
In June, the Telefónica Group reduced its stake in the share capital of Portugal Telecom by 7.98%. In addition, Telefónica signed three Equity Swap contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and settled by differences, thereby obtaining the same economic returns as would be obtained from long positions.

(3)	Telefónica’s Group effective stake. Telefónica Group stake would be 5.46% if we exclude the minority interests.
January — September 2010 Results Telefónica 71

ADDENDA
Significant Events
•	On 8 November 2010, Telefónica S.A. distributed a dividend against unrestricted reserves of 0.65 euros per share, after being approved at the General Meeting held on June 2nd, 2010.

•	On 28 July 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the share capital of Brasilcel.

The aforementioned interest in Brasilcel, N.V. would be sold for a total of 7,500 million euros. Of this amount, 4,500 million euros would be paid upon closure the acquisition deal, 1,000 million euros on 30 December 2010, and 2,000 million euros on 31 October 2011. Nevertheless, Portugal Telecom may request that this latter payment be made on 29 July 2011, in which case the purchase price (specifically, the last instalment thereof), would be reduced by approximately 25 million euros.

Further to the agreement signed on 28 July, on 27 September 2010 Telefónica acquired 50% of the share capital of Brasilcel (the owner of approximately 60% of Vivo Participações, S.A.) from Portugal Telecom. As set out in the contract, the Company settled the first payment instalment of 4,500 million euros.

Upon completion of the deal, the contracts signed between Telefónica and Portugal Telecom SG SGPS, S.A. in 2002 in connection with their joint venture in Brazil (Subscription Agreement and Shareholders Agreement) were rescinded.

In addition, Telefónica has confirmed that it will launch a public takeover bid for the ordinary shares with voting rights in Vivo Participações, S.A. (ONs). The bid price will be 80% of the price Telefónica paid Portugal Telecom for each ordinary share held by Brasilcel, N.V.

January — September 2010 Results Telefónica 72

ADDENDA
Changes to the consolidation perimeter
In the first nine months of 2010 the following changes in the consolidation perimeter took place:
•
Telefónica Group, through its 100%-owned subsidiary, Telefónica Europe Plc, acquired 100% of the leading communications innovator JAJAH Inc., for the value of 145 million euros in January 2010. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
On 16 February 2010, the Telefónica Group, through its subsidiary Telefónica Deutschland GmbH, completed the acquisition of 100% of the share capital of HanseNet Telekommunikation GmbH, after the relevant conditions were met. The amount paid for this acquisition was approximately 872 million euros. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) disposed of its subsidiary, Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

•
In June, the British company, Manx Telecom Limited, was sold for approximately 164 million euros. This sale generated a benefit of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

•
In June 2010, the Telefónica Group reduced its interest in the share capital of Portugal Telecom by 7.98%. In addition, Telefónica signed three “Equity Swaps” contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and are settled by differences, thereby obtaining the same economic returns. The company was removed from the consolidation perimeter as of June 30th, 2010.

•
On 27 September 2010, Telefónica, S.A. acquired fifty percent (50%) of the share capital of Brasilcel, N.V. (a Dutch company holding an approximately sixty per cent (60%) interest in the Brazilian company Vivo Participações, S.A.) from Portugal Telecom SGPS, S.A. The Brasilcel Group, which was previously proportionally consolidated in the Telefónica Group, has been fully consolidated (100% of all assets and liabilities of the Brazilian group) since September 2010.

•
In August 2010, Telefónica Móviles España, S.A.U., a 100% subsidiary of Telefónica, S.A., acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

January — September 2010 Results Telefónica 73

DISCLAIMER
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For additional information, please contact.
Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)
Phone number: +34 91 482 87 00
Fax number: +34 91 482 85 99
Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 11th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer